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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:
Commission File Number: 000-49605

Commander Resources Ltd.
(Name of Registrant)

Suite 510, 510 Burrard Street, Vancouver, B.C. V6C 3A8
(Address of principal executive offices)

1. Annual Report

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F...XXX...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

SEC 1815 (11-2002) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



ANNUAL REPORT
2006


CMD
COMMANDER
RESOURCES LTD.
President & CEO's Letter to Shareholders

Dear Shareholder,

The past year was one of significant property advancement and share price appreciation that resulted in building a significant new shareholder base and increasing the exposure and visibility of your Company to the investment community. Improved liquidity and share price during 2006 was largely due to the successful implementation of our corporate strategy and the appreciation and enhanced profile of the Hermitage uranium project in Newfoundland.

The acquisition and exploration of the Hermitage uranium project more than exceeded our expectations in 2006 growing into a substantial, high value asset for your Company in an environment of plus $90 per pound U3O8 and the strong global push for cleaner energy. It has provided a good complement to the Baffin Island gold project, which remains a key asset, and has opened the company up to large new pool of investors.

Corporate Merger and Acquisition activity in Nunavut in the last several months included Agnico-Eagle's bid for Cumberland Resources and the takeover of Wolfden Resources by Australian Zinifex. This activity along with the receipt by Cumberland of the development permits for the Meadowbank gold project has greatly enhanced the profile of the region, which will help your Company and our efforts on Baffin Island.

In 2007 at least four drill projects will be running on your Company's properties, two of these funded by other companies on our high profile properties in the Yukon and B.C. We will continue to evaluate our leverage strategy in order to expose you, our shareholders to more opportunities for discovery while reducing risk.

Highlights during the year included:

- On the Baffin Island gold project - extension of the high-grade portion of the Ridge Lake gold zone and discovery of a new high-grade gold prospect.
- On the Hermitage uranium project - successful completion of a large airborne radiometric, magnetic and electromagnetic survey and discovery of new uranium showings leading to the acquisition of a new large property in the belt – successful start to first-ever drill program on the large property
- Negotiation of two significant option agreements with peer companies that will see more than $1.4 million in committed drilling expenditures in 2007 on our Olympic-Rob copper-gold-uranium property in the Yukon and our package of copper-gold properties located south of the Kemess Mine in British Columbia.
- Expansion of our uranium holdings, through an option agreement, into a second large prospective sedimentary basin in southern Newfoundland.
- Completion of two private placements and exercise of a full warrant series resulting in a net working capital of about $5 million as at December 31, 2006.



Our main objectives in 2007 are to:

➤ Advance the Hermitage uranium property to discovery

➤ Expand the Baffin Island gold play while assessing strategic options to more aggressively explore the resource opportunity on Baffin while minimizing dilution of our shareholders.

➤ Promote the progress being made by our partners on our Yukon and B.C. properties as drilling ramps up during the year.

➤ Strengthen our marketing efforts globally and further increase our shareholder base

➤ Utilize leverage to create value from our remaining portfolio of property holdings and create energy in areas of our active exploration

Internally, your Company retained a new Chief Financial Officer, Mr. Michael Chen, starting in 2007 and, our Corporate Communications Manager, Catherine DiVito is expecting her first child in June of this year. Please join me in welcoming Mr. Chen to our team and wishing Cathy all the best with her new family.

I look forward to continued growth and success in 2007 and above all else, I would like to thank you, our shareholders for your support.

On behalf of our Board of Directors and our employees, thank you for your continued support.

Respectfully,

"Kenneth E. Leigh"

Kenneth E. Leigh
President & CEO
March 27, 2007



Management Discussion and Analysis

For the Year Ended
December 31, 2006


COMMANDER RESOURCES LTD.

Description of Business

Commander Resources Ltd. ("the Company") is an exploration stage company engaged in the acquisition and exploration of prospective gold, uranium and base metal properties primarily in Canada. The Company is currently focusing its exploration activities on a gold project on Baffin Island, Nunavut and on a uranium property in southern Newfoundland. The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol CMD. The following discussion and analysis of the financial position and results of operations for the Company should be read in conjunction with the audited financial statements and the notes thereto for the year ended December 31, 2006.

Forward-Looking Information and Report Date

This Management Discussion and Analysis ("MD&A") may contain forward-looking statements that involve risks and uncertainties. When used in this MD&A, the words "anticipate", "believe", "estimates", "expects" and similar expressions are intended to identify such forward-looking statements. Readers are cautioned that these statements which describe the Company's proposed plans, objectives, and budgets may differ materially from actual results. Such forward-looking statements in this MD&A are only made as of April 2, 2007 (the "Report Date").

Highlights for the Year Ended December 31, 2006

During the year, the Company was actively exploring both the Baffin Island gold project in Nunavut and the Hermitage uranium project in Newfoundland.

Baffin Gold Project, Nunavut

Follow-up drilling on the high grade zone discovered on the Ridge Lake target in 2005 included step-out holes from 05-35 (10.63 g/t gold over 8.89 metres including 21.30 g/t gold over 4.24 metres). Hole 06-50 drilled 50 metres to the southwest intersected 10.17 g/t gold over 4.45 metres, including 15.96 g/t gold over 2.85 metres at a depth of 105 metres, and hole 06-55, drilled a further 50 metres to the southwest intersected 8.79 g/t gold over 1.80 metres, defining a southwest plunging high-grade gold shoot. Hole 06-62 drilled as a 150 metre step-out to the southwest of RLD-05-44 (15.13 g/t gold over 1.67 metres) intersected 2.02 g/t gold over 2.09 metres indicating that the system is open to the west, southwest and south in that area.

Two new gold mineralized zones were discovered in 2006, the Brent Shear Zone and the Gabbro Shear Zone. The Brent Shear zone, located five kilometres southwest of Ridge Lake consists of a 1,400 metres long shear zone with well developed quartz veining that contains arsenopyrite and pyrrhotite. Surface grab samples returned up to 113.95 g/t gold with 21 of 66 samples assaying greater than 5 g/t gold. Two test holes, drilled 100 metres apart, confirmed the gold potential of the shear zone. The best result was 6.41 g/t gold over 1.0 metre. At Ridge Lake, a second, similar shear zone, located 1.8 kilometres west of 2005 drill hole RLD-05-35 contained 3-5%, disseminated, medium to coarse grained arsenopyrite over a strike length of 250 metres. Six grab samples from this zone contained 1.34 to 9.23 g/t gold. This target was not drill tested.

Diamond drilling on the Durette prospect produced initial results of 9.61 g/t gold over 1.56 metres at a depth of 14.30 metres within a 19 metre thick highly silicified iron formation which appears to be thickening to the northwest. This trend is open and continues to the west under cover for 300 metres and into the area where a surface sample collected in 2005 assayed 17 g/t gold.


Hermitage Uranium Project, Newfoundland

Significant work in 2006 included a 5,000 line kilometre airborne survey and a follow-up prospecting program. Assay results of 3.1%, 2.79% and 1.64% U_3O_8 were reported from boulders on the HE-2 prospect, White Bear River area and three new uranium showings (HE-9, HE-18A, HE-1A) were found within a 4 kilometre x 7 kilometre area that includes the HE-2, Doucette, HE-1 and #3 Showings. At anomaly HE-1A, three samples assayed 0.20%, 0.24%, and 0.28% U_3O_8. At the He-18A Prospect, a boulder assayed 0.35% U_3O_8.

A new bedrock uranium showing, named Troy's Pond, was discovered which led to staking of the 147 claim, 9,100 acre (3,675 hectare) Strickland Property. Significant uranium values from bedrock included 0.19% U_3O_8 and 0.22% U_3O_8. Another new discovery was reported on the Strickland Property from follow-up of airborne radiometric anomaly ST-129. Five samples from preliminary sampling of bedrock exposures exceeded 0.20% U_3O_8, the highest assays being 0.80% and 0.31% U_3O_8.

In November, 2006, the Company commenced a 3,000 metre drill program, the first ever drilling program on the large Property and intended as a first pass program to focus on testing the Doucette, He-2, Blue Hills Main Zone, ST-129 and Troy's Pond uranium prospect areas. Target priority was set by geological considerations.

By the end of 2006, 960 metres of drilling in eight (8) core holes was completed on the ST-129 (5 core holes) and Troy's Pond prospects (3 core holes). All eight holes intersected anomalous radiometric zones.

On August 16, 2006, the Company announced that it had entered into an option agreement with prospectors E. and R. Quinlan to earn a 100% interest in claims containing an historical uranium showing grading 0.19% U_3O_8. The new property is surrounded by the Company's wholly owned Strickland Property.

On December 6, 2006, the Company reported that it had entered into an agreement with Bayswater Uranium Corp. ("Bayswater") to acquire 50% of Bayswater's right to earn a 90% interest in the 3,212-acre Murphy property strategically located east and contiguous with the Company's large Hermitage Uranium property.

Other Properties

On May 1, 2006, the Company reported that it had acquired Blackstone Venture Inc.'s ("Blackstone") 50% interest in the Rob uranium Property, Yukon Territory, thereby increasing its ownership to 100%. The Company issued 305,000 common shares of the Company to Blackstone and provided Blackstone with a 1% Net Smelter Returns Royalty ("NSR") on metal production from the Property. The NSR may be reduced to 0.5% at any time by the Company paying CDN$1,000,000 to Blackstone.

On August 2, 2006, the Company signed a Letter of Intent with Fjordland Exploration Inc. ("Fjordland") on the Company's wholly-owned Olympic-Rob Property in the Yukon. Under the terms of the agreement, Fjordland may earn an initial 60% interest in the property by paying the Company $250,000 in cash, issuing 1.6 million common shares to the Company and incurring exploration expenditures on the property totaling $7 million over a five year period ending on December 31, 2011. Of this, $50,000 and 350,000 common shares were received by the Company. Fjordland must incur $600,000 in exploration expenditures by December 31, 2007, including a minimum of 2,000 metres of drilling.

Once Fjordland has earned a 60% interest, a joint venture will be formed or, within 60 days of vesting, Fjordland may elect to earn an additional 20% interest, for a total of 80%, by issuing to the Company either 1 million common shares or paying $3 million cash, and by carrying all further costs through to completion of a bankable feasibility study.

- 2 -



COMMANDER RESOURCES LTD.

Upon completion of a bankable feasibility study, a final lump sum payment of $7 million cash is payable to the Company to vest Fjordland's 80% interest.

If Fjordland vests at 80%, then the Company may make an election at any time up to commencement of commercial production, to convert its 20% interest into a 2% NSR subject to a buy-down provision to 1% for $10 million cash. Alternatively, if Fjordland elects not to increase its interest to 80%, the Company may then elect to earn back 20% to an aggregate 60% interest by funding 100% of the next $3.0 million in exploration expenditures on the property. Once a 60:40 JV is formed, each party shall fund its share of on-going costs pro-rata. Should either party's interest be reduced below 10%, its interest shall convert to a 10% NPI.


Subsequent Events to December 31, 2006

- On January 2, 2007, the Company reported that it had retained Michael G. Chen, CPA, MBA to provide consulting services to the Company in the capacity of Chief Financial Officer. Mr. Chen has more than 13 years of extensive finance management experience with multi-national corporations in North America. He currently acts as a CFO to two companies. Most recently he was the CFO of Spur Ventures, a Toronto Stock Exchange listed company. Prior to Spur Ventures, Mr. Chen held various financial management positions that included posts with two Fortune 500 companies in the U.S. Mr. Chen is a U.S. Certified Public Accountant. He received a bachelor's degree in International Finance from Beijing University and an MBA from the University of Arizona. Mr. Michael Lee, the former CFO, will stay on with the Company as a business advisor.

- On February 2, 2007, the Company reported drill results from the ST-129 and Troy's Pond prospects on the Strickland Property, Newfoundland. Hole SP-06-06 intersected 0.045% U_3O_8 or 1.0 pound per tonne U_3O_8 over 4.3 metres within a broader zone 15.5 metres wide grading 0.021% U_3O_8 within 40 metres of surface.

- On February 7, 2007, the Company reported that it had entered into an agreement with Geoinformatics Exploration Canada Limited ("GXL") whereby GXL may earn an initial 60% interest and an ultimate 80% interest in the Company's five (5) properties in the Omineca Mining District, British Columbia, located about 100 km south of the Kemess Copper-Gold mine. GXL may earn an initial 60% interest by completing $4.5 million in exploration expenditures over 4 years and paying to the Company $300,000 in cash of which $50,000 (paid) and $750,000 in work expenditures is the commitment for 2007 with a second cash payment of $250,000 made to the Company once GXL vests at 60%. Upon earning 60%, GXL will continue to sole-fund work on the property until GXL completes and delivers a positive pre-feasibility study to the Company and pays the Company $1,500,000, at which time GXL will have earned an 80% working interest in the properties. Once GXL vests at 80%, a Joint Venture will be formed (CMD 20% / GXL 80%). Funding on the properties will continue pro-rata. If GXL vests at 60% and fails to propose work programs for three years, the Company will be entitled to propose a budget and program on the properties which will be funded pro-rata or GXL's interest will dilute. A 2% NSR is provided to a diluted party whose interest drops below 10%. The NSR varies between 1.75% and 2% depending on the mineral claim. There is a buy-down provision to 1% NSR for $3 million.

- On March 1, 2007, the Company reported that it had entered into an agreement with Vulcan Minerals Inc. ("Vulcan") whereby the Company may earn an 80% interest in designated metals, including base and precious metals and uranium, on Vulcan's large, 38,350 hectare Bay St. George Property in southwestern Newfoundland. The Company may earn an 80% interest in all base metals, precious metals and uranium on the Property over a five year period by issuing to Vulcan 500,000 common shares, including 150,000 shares of the Company on regulatory approval (issued) and completing $3.5 million in exploration work, including and $100,000 in the first year. An initial cash payment of $50,700 was paid to Vulcan to cover refundable staking deposits with the Provincial Department of Natural Resources. Any future refunds will be the property of the Company. Once the Company has earned its 80% interest, a Joint Venture will be formed and the parties will jointly fund continuing work on the designated metals. Once a party's interest falls to 10% or lower, its interest will convert to a 2% royalty, which will be an NSR in the case of base and precious metals and a gross sales royalty in the case of uranium production.

Baffin Island Gold Project, Nunavut

From 2003 to 2006, the Company's exploration work on central Baffin Island resulted in the discovery of 16 gold occurrences over a strike length of 140 kilometres. The primary target is an iron formation-hosted gold deposit similar to the Proterozoic iron formation-hosted Homestake gold deposit in South Dakota, USA and other iron formation hosted gold deposits such as Lupin, Nunavut, and Morro Velho, Brazil.

The Bravo Lake Formation contains high grade gold values in three separate iron formation units and within at least two large shear zones in younger granodiorite and gabbro units. In each of the different settings, gold occurs primarily as free gold, disseminated, within quartz veins and associated with arsenopyrite. The most advanced prospects are Malrok (see Qimmiq), Ridge Lake (see Qimmiq), and Durette (see Bravo Lake). The Brent Shear Zone, discovered in 2006, represents a new and potentially significant target on the property.

The Baffin Island Property is subject to three separate option agreements named Qimmiq, Dewar Lake and Bravo Lake. The Company owns 100% of the Dewar Lakes property (now lapsed) and 50% of the Qimmiq property. The project area is typified by flat rolling hills of exposed rock and tundra located on tidewater and dotted with deep lakes providing access to water throughout the year. In addition, the Company has temporary access to two "Distant Early Warning" (DEW line) radar stations each with an operational 4,000 foot airstrip. Access to the camp and field is via fixed wing and/or helicopter.


BAFFIN ISLAND GOLD PROJECT
140 KM (87 Miles)
DURETTE
2369
QIM 5
2373
RIDGE LAKE
QIM 4
PENINSULA
MARGOT
FOX-2
MALROK
QIM 2
BRENT SHOWING
TRIANGLE LAKE
ST
TUKTU SOUTH
Bravo Lake Formation
Dewar Lake Formation
Exposed Bravo Iron Formation (Gold Host)
Airstrip (4000 ' Long)
N
Commander Properties

10


The budget breakdown for the 2006 Baffin Island exploration program follows:

Baffin Island 2006 Budget

	Budget	Actual	Variance
Drilling	$ 2,000,000	$ 2,397,233	$ (397,233)
Geochemistry	20,000	2,093	17,907
Geology	220,000	80,893	139,107
Geophysics	100,000	20,506	79,494
Property	60,000	68,603	(8,603)
Mobilization/demob.	300,000	10	299,990
Prospecting and trenching	200,000	230,677	(30,677)
	$ 2,900,000	$ 2,800,015	$ 99,985

"Actual" costs incurred for "Mobilization/demob" and "Geology" were allocated to the "Drilling" category.

The Company engaged GeoVector Management Inc. of Ottawa to operate the 2006 field program.

Qimmiq Property, Nunavut

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. ("BHP Billiton Diamonds") to explore for gold and base metals on Nunavut Tunngavik Incorporated ("NTI") leases on Baffin Island, Nunavut. Malrok, which was drill-tested in 2004, Ridge Lake, the focus of the 2005 and 2006 program, and the Brent Zone are located on the Qimmiq property along with several of the other gold prospects. The Company made sufficient expenditures through 2005 to vest a 50% interest in the property. Since the initial date of the agreement, the property has been reduced to five (5) leases totaling 58,000 acres (23,600 hectares).

Qimmiq Exploration Program - 2006

Drilling on the Ridge Lake zone included 18 holes for a total of 2,731 metres. Two additional holes totaling 247 metres were drilled to test the newly discovered Brent Shear Zone and two holes totaling 251.31 metres were drilled as stratigraphic tests. Results are tabulated below.

Drilling to date at Ridge Lake has defined a semi-continuous sheet of gold mineralization containing higher grade plunging shoots, typical of the iron formation class of gold deposits. Higher grade intercepts in holes 06-50 and 06-55 along a southwest-plunging structural trend from hole 05-35 (21.24 g/t gold over 4.24 metres at a depth of 89 metres), define a high-grade shoot of unknown width that extends over a plunge length of at least 100 metres. The shoot is open both up-plunge to the northeast and down-plunge to the southwest within the eastern portion of the mineralized zone outlined by the 2005 drilling. This high-grade shoot is within a south-dipping sheet of lower grade mineralization that extends to surface where previously reported channel sampling identified local high grade gold values including 15.4 g/t gold over 1.9 metres.

A similar southwest-plunging structure is seen in the drill data for the western portion of the Ridge Lake central zone where holes 06-53 and 06-54 contribute to existing drill intercepts to define part of a lower grade sheet in an area where several previously reported holes trace a higher-grade shoot with approximately the same southwest orientation.


While only about a one kilometre extent of the entire Ridge Lake prospect has been drilled, the results and the identification of a predominant plunge direction to high grade shoots will help to focus follow-up drilling in the central zone and guide future targeting on similar trends along the Ridge Lake prospect and other prospects on the large property.

Several proposed holes to the east and west of the central mineralized zone on Ridge Lake and the eastern end of the prospect trend were not completed because of early season drilling delays and the decision to move the drill onto the newly discovered Brent Showing prior to the suspension of this years drilling program.

Hole	Depth metres	Azimuth	Inclination	FROM metres	TO metres	WIDTH metres	Gold g/t
2006 Ridge Lake Drill Results Table							
RLD-06-45	176	0	-75	NSA			
RLD-06-46	128	0	-50	48.05	48.57	0.52	0.82
RLD-06-47	152	0	-70	52.38	53.83	1.45	1.54
RLD-06-48	107	0	-50	38.38	40.53	2.15	3.97
including				38.38	40.00	1.62	5.09
RLD-06-49	68	0	-75				
RLD-06-50	125	0	-75	105.2	109.65	4.45	10.17
including				105.2	108	2.80	15.96
RLD-06-51	203	0	-75	NSA			
RLD-06-52	132	0	-55	85.28	88.59	3.31	3.15
including				86.05	87.59	1.54	6.53
RLD-06-53	173	0	-75	28.7	29.55	0.85	4.29
and				92.5	93.34	0.84	4.46
RLD-06-54	161	0	-70	115.79	117.34	1.55	2.6
including				116.56	117.34	0.78	4.22
and				119.34	120.24	0.90	2.37
RLD-06-55	146	0	-70	106.53	108.33	1.80	8.79
including				106.53	107.43	0.90	17.11
RLD-06-56	94	0	-88	LOST			
RLD-06-57	152	0	-82	109.53	113.81	4.28	1.82
including				111.67	113.81	2.14	2.74
RLD-06-58	200	0	-70	NSA			
RLD-06-59	152	0	-71	NSA			
RLD-06-60	150	0	-45	40.94	41.96	1.02	2.19
RLD-06-61	200	0	-70	41.56	42.14	0.58	5.34
RLD-06-62	212	0	-76	202.69	206.67	3.98	1.21
including				203.74	205.83	2.09	2.02
Brent Showing							
Q2-06-01	113	0	-55	44.5	48.5	4.00	0.93
including				46.5	48.5	2.00	1.25
and				47.5	48.5	1.00	1.92
Q2-06-02	134	0	-55	40.8	42.6	1.80	3.47
including				41.6	42.6	1.00	6.14

-NSA = No Significant Assays

12


The Brent Showing, located five kilometres southwest of Ridge Lake, consists of a 1,400 metre long shear zone with well developed quartz veining that contains arsenopyrite (5-50%) and pyrrhotite (3-5%). A total of the 66 grab samples collected along the length of the shear zone contained values ranging up to 113.95 g/t gold. A total of 21 samples (32%) assayed greater than 5 g/t gold and nine samples (14%) assayed greater than 10 g/t gold. The shear zone is up to 50 metres wide and represents a new and potentially significant target type on the property.

The first two holes on the Brent showing were drilled 100 metres apart on the eastern portion of the near vertical shear zone. Hole Q2-06-01 intersected the shear zone between 19.0 metres and 59.0 metres, a 33 metre interval containing five percent quartz veining with arsenopyrite. Within this wider interval, a 13.7 metre wide zone of more intense alteration, sulphides and quartz veining between 45.5 and 59.2 and correlative with the zone sampled on surface, contained 5-10% quartz veins with up to 25% arsenopyrite. Sulphides consisting of 1-10% arsenopyrite and 1-3% pyrrhotite were also identified as disseminations in the host rock surrounding these veins. In hole Q2-06-02, drilled 100 metres west from hole Q2-06-01, the same shear zone and mineralized zone was intersected between 16.50 metres and 45.00 metres. The strongest alteration zone was intersected between 25.0 metres and 31.0 metres with a similar alteration and mineral association to that intersected in hole Q2-06-01. Results for the two holes are presented in the table above.

Bravo Lake Property, Nunavut

On August 21, 2003, the Company entered into an option agreement with Falconbridge Limited (now named Xstrata PLC, "Xstrata") on twelve Nunavut Exploration Permits on Baffin Island, Nunavut. The Durette Prospect is located at the eastern end of the 140 kilometre long Bravo Lake gold belt, approximately 50 kilometres east of Ridge Lake. In the fall of 2005, the Company staked nineteen (19) mineral claims to cover the favourable portions of the prospecting permits. The revised area of the Bravo Lake property is 14,668 acres (5,900 hectares).

Bravo Lake Exploration Program - 2006

The Bravo Lake 2006 program focused primarily on the "Durette" Prospect identified in 2005 and is located at the eastern end of the property. The program included 1,234 metres of drilling in six holes over a 465 metre strike length and to a maximum depth of 278 metres. Ground conditions, including slumped mega-blocks of the silicified iron formation and deep snow cover, prevented a direct test of surface mineralization over the central part of the main showing area.

Bravo Lake Exploration Results - 2006

Drill holes 06-01 and 06-02 were drilled from the same set-up as a direct test of the exposed silicified iron formation. Hole 06-01 intersected 0.41 g/t over 6.07 metres, from 5.83 to 11.90 metres depth, which included 1.26 g/t over 0.67 metres. Hole 06-02 intersected 1.57 g/t over 2.80 metres, from 6.80 to 9.60 metres depth.

Drill hole 06-03, the most westerly of the six-hole program, intersected 9.61 g/t over 1.56 metres at a depth of 14.30 metres within a 19 metre thick highly silicified iron formation which appears to be thickening to the northwest. This trend is open and continues to the west under cover for 300 metres and into the area where a surface sample collected in 2005 assayed 17 g/t gold.

Drill holes 06-04 and 06-05 were drilled from north to south to intersect the east-west structure at depth beneath the exposed surface mineralization. The holes could not be spotted to intersect the silicified iron formation directly due to local ground conditions, so the main target could not be tested with either hole in the central area. No significant assays were reported.


Drill hole 06-06, collared about 200 metres southeast of holes 4 and 5, was drilled at the eastern end of the known alteration zone to test for buried silicified iron formation and to intersect possible vein-style mineralization at depth. Approximately 2 metres of silicified iron formation was intersected from 2.0 to 4.0 metres. No significant assays were reported.

Dewar Lake, Nunavut

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds to explore for gold and base metals on three Nunavut Prospecting Permits located on Baffin Island, totaling 162,947 acres (65,000 hectares). The Company earned a 100% interest in the property with completion of the 2004 program. No significant exploration work was completed in 2005 or 2006 and the final permit lapsed on January 31, 2007. The property carrying value of $275,829 was written down to nil in December 2006.

The Hermitage Uranium Project, Newfoundland

The Hermitage Uranium Project is located just north of the port town of Burgeo in southern Newfoundland and is intersected by Highway 480 and a major power-line. In 2005, the Company assembled approximately 99,200 acres (40,000 hectares) of land in southern Newfoundland covering a strike length of more than 100 kilometres through two separate option agreements and 1,600 claims staked on-line. By 2006, the property had grown to approximately 447,300 acres (180,400 hectares) covering a strike length of 144 kilometres. The Project includes the contiguous Hermitage Property, Strickland Property, Cochrane Pond Property and the Murphy Option. In addition, the Company holds a royalty on the adjacent Hermitage East and Hermitage West properties which are owned by Bayswater.

The property area is 90-95% covered by thin overburden, with limited outcrop exposure. The overburden is considered to be in the order of a few metres to ten metres. Prospecting and surface sampling to date has identified 23 uranium occurrences; thirteen discovered by the Company's prospecting crew, seven of which were made with the assistance of the airborne radiometric survey flown in 2006. Numerous high values in grab samples from boulders and outcrop exposures range up to 3.1% U_3O_8.

Uranium mineralization is interpreted to be stratabound hosted by sandstone and felsic volcanic rocks of Ordovician age (450 million years) in the southwest portion of the Gander Tectonic Zone of Newfoundland, intruded and underlain by radiogenic granite bodies and cut by the regional Hermitage flexure structural zone. Two of the smaller showings were reported to be within one of the granitic bodies. Pitchblende appears to be the primary uranium mineral, with minor associated uraninite, autinite, uranophane and brannerite.

14





COMMANDER INTERESTS & RIGHTS
Hermitage (100% - Option)
Strickland Pond (100%)
Cochrane Pond (50% - Joint Venture)
Hermitage East & West (2% Royalty)
Murphy Claim (45% - Option)
COMMANDER RESOURCES LTD.
Tenure and Infrastructure Map
Cochrane Pond
Hermitage West
Murphy
Hermitage
Hermitage East
Strickland
Hwy & Powerline
La Poile
Grand Bruit
Hope Brook Port
Burgeo Port
OTHER INTERESTS
Bayswater, Ucor etc.
20 KM
Atlantic Ocean

Hermitage Property (Blue Hills, White Bear, Couteau Lake)

On March 16, 2005, the Company entered into an option agreement with a private consortium based in Newfoundland to earn a 100% interest in the Blue Hills and White Bear River uranium properties over a four year term by making cash payments of $82,200, issuing 201,000 common shares, a warrant, and completing $1,000,000 in exploration work. The agreement is subject to a 2% of Net Smelter Returns Royalty for the vendors with a buy-back of one-half of the royalty for $1.0 million.

On April 22, 2005, the Company completed a second option agreement to earn a 100% interest in the Couteau Lake property from prospector Lai Lai Chan over a four-year term by making total cash payments of $60,000, issuing 150,000 common shares and completing $300,000 in exploration work. The agreement is subject to a 2% Net Smelter Returns Royalty for the vendor with a buy-back of one half of the royalty for $1.0 million.

In the fall of 2005, the Company acquired an additional 1,600 claims (99,200 acres, 40,000 hectares) covering the Hermitage Flexure and tying together the Blue Hills and White Bear River properties within the Blue Hills and White Bear option agreement

Strickland Property

On June 26, 2006 the Company staked the Strickland Property, 147 claims totaling 9,100 acres (3,675 hectares) located to the south of Bayswater's Hermitage West property.

On August 16, 2006, the Company announced that it had entered into an option agreement with prospectors E and R Quinlan to purchase claims containing an historical uranium showing grading 0.19% U_3O_8. The new property is surrounded by the Company's wholly owned Strickland Property. The Company may earn a 100% interest in the claims through cash payments totaling $43,000 and by issuing 160,000 common shares of the Company over a four year period. The first tranche of 25,000 common shares and $3,000 cash were issued on October 5, 2006. The vendors will retain a 2% NSR, half of which may be bought by the Company at any time for $1 million.


Cochrane Pond

On June 28, 2006 the Company and Bayswater jointly staked the Cochrane Pond Property, approximately 151,000 acres (61,000 hectares) of favourable geology to the north of the Company's Hermitage Property.

Murphy Option

On December 6, 2006, the Company reported that it had entered into an agreement with Bayswater to acquire 50% of Bayswater's right to earn a 90% interest in the 3,212-acre Murphy property strategically located east and contiguous with the Company's Hermitage Property. The first year obligations attributable to the Company include a cash payment of $12,500 (paid) and issuance of 80,000 shares of the Company to Bayswater (issued), and funding $50,000 in exploration expenditures.

The Company's share of optional obligations following the first year include additional cash payments of $175,000, issuing to Bayswater shares in the Company equal to 450,000 shares of Bayswater over three years and contributing $450,000 in exploration expenditures over four years. The underlying owner's 10-per-cent property interest will be carried to commercial production; prior to production, the interest may be converted to a 3-per-cent net smelter return royalty (NSR) on production. Bayswater may reduce the NSR to 2 per cent by paying the owner $2-million, of which $1 million would be payable by the Company.

Hermitage East and West

On November 3, 2005, the Company entered into an agreement with Bayswater Uranium Corporation ("Bayswater"); (Bayswater and Pathfinder Resources Ltd. ("Pathfinder") amalgamated in August 2006) in conjunction with the acquisition by Bayswater of 1,429 claims aggregating 35,725 hectares to the east and west of the Company's property. In consideration, the Company received a 2% NSR on all commodities produced from the claims staked by Bayswater and was issued 150,000 common shares of pre-merger Pathfinder for providing to Pathfinder certain geological and technical information that was used by Pathfinder in staking the Hermitage East and West properties. Bayswater is a related party to the Company by virtue of a common director.





Newfoundland
Map Area
N
COCHRANE POND
Commander 50% - Bayswater 50%
White Bear River Area
HERMITAGE
Commander- 100%
DT1
Chan North
Blue Hills Area
COCHRANE POND
Main Prospect
%U3O8
2.06
1.14
0.53
0.42
HE2
%U3O8
2.79
1.64
HE18a
0.35
HE1a
0.28
0.27
Doucette Prospect
%U3O8
1.32
0.97
0.90
0.82
STRICKLAND
Commander- 100%
129
%U3O8
0.80
0.31
0.24
Troy's Pond
%U3O8
0.22
0.19
QUINLAN
HWY 480
& Powerline
Burgeo
COCHRANE POND
20 KM
ATLANTIC OCEAN
Bernard Kahlert (P.Eng), VP Exploration
is the Qualified Person under N.I. 43-101

Hermitage Exploration Program - 2006

A 5,000 line kilometre airborne radiometric, magnetic and radiometric geophysical survey was flown in June by Aeroquest International Limited. A second survey covered the newly acquired Strickland property. To help minimize costs, the Company shared mobilization and camp costs with Bayswater who flew a survey over their Hermitage East and West properties.

Detailed ground prospecting based on the airborne survey data included follow-up work on known uranium prospects as well as on new showings discovered from the airborne data. Most samples collected during the first pass prospecting program consisted of 1.5 kg composite rock chip samples from bedrock or angular boulders considered to be close to bedrock sources. Detailed grid work including mapping, magnetic surveying, alpha track surveying, soil sampling and channel sampling were completed on specific uranium showing areas.

Hermitage Exploration Results - 2006

Strickland Property

Significant uranium values from bedrock at the Troy's Pond prospect included 0.19% U_3O_8 and 0.22% U_3O_8. Two channel samples graded 0.08% to 0.11% U_3O_8 over 0.6 to 0.8 metres, both ended at the overburden cover, which was radioactive beyond the outcrop contact.

The ST-129 prospect, discovered with the airborne radiometric survey, consisted of scattered anomalous outcrops extending for a strike length of over 400 metres in a northeast-southwest direction. A 6.7 metre long composite channel sample from outcrop exposed within a 35 metre wide alteration zone, graded 0.05% U_3O_8 including three higher grade samples, 0.10% U_3O_8 over 1.5 metres, 0.12% U_3O_8 over 1.0 metre and 0.11% U_3O_8 over 0.6 metre. The 6.7 metre channel terminated at the overburden contact, the overburden being strongly radioactive for a further five metres along the grid line to the south. Additional higher grade channel samples included 0.10% U_3O_8 over 1.14

- 12 -

17


metres and 0.11% U_3O_8 over 0.8 metres, the latter channel ended at strongly radioactive overburden extending for several metres.

In late 2006, eight core holes totaling 960 metres of drilling were completed on the ST-129 (5 core holes) and Troy's Pond prospects (3 core holes). All eight holes intersected anomalous radiometric zones. At Troy's Pond, hole SP-06-06, drilled to test outcropping uranium mineralization, intersected 0.045% U_3O_8 or 1.0 pound per tonne U_3O_8 over 4.3 metres within a broader zone 15.5 metres wide grading 0.021% U_3O_8 within 40 metres of surface. Several other anomalous zones carrying from 100 ppm to 150 ppm U_3O_8 over 0.5 to 1.5 metres were encountered at the bottom of the hole which was lost at 104 metres.

A second hole on the Troy's Pond prospect, drilled towards hole SP-06-06 and designed to test another bedrock target, intersected anomalous uranium mineralization between 103.0 and 112.5 metres ranging from 65 ppm U_3O_8 to 275 ppm U_3O_8. A third hole was drilled 50 metres along apparent strike, west of hole SP-06-06 to a depth of 150 metres. This hole encountered anomalous zones ranging from 50 ppm to 140 ppm U_3O_8 over one to three metres.

The geology of Troy's Pond consists of steeply-dipping biotite-rich metasediments or metavolcanics containing stratabound uranium mineralization. The stronger uranium mineralization is associated with 5 to 10% disseminated pyrite which can be detected using geophysical techniques.

On the ST-129 target, about one kilometre east from Troy's Pond, five shallow holes were drilled. The best value recovered was a 0.5 metre grading 0.084% U_3O_8 from 10.0 to 10.5 metres in drill hole 06-01. Several other uranium values from holes 06-01, 06-02 and 06-05 ran 0.053% over 0.3 metres, 0.03% U_3O_8 over 0.5 metres and 0.023% U_3O_8 over 0.8 metres. These intervals occurred within wider zones of anomalous uranium mineralization.

Hermitage Property

Assay results of 3.1 %, 2.79% and 1.64% U_3O_8 were reported from boulders on the HE-2 prospect, White Bear River area. Three new uranium showings (HE-9, HE-18A, HE-1A) were found within a 4 kilometre x 7 kilometre area that includes the HE-2, Doucette, HE-1 and #3 Showings. At anomaly HE-1A, three samples assayed 0.20%, 0.24%, and 0.28% U_3O_8. At the He-18A Prospect, a boulder assayed 0.35% U_3O_8.

At the site of airborne radiometric anomaly He-18A, two small angular boulders assayed 0.35% U_3O_8 and 0.07% U_3O_8. These boulders were considered to be close to source and are geologically similar to the He-2 prospect.

A radiometric boulder located 3.5 kilometres west from Doucette was found immediately adjacent to and downhill from the eastern extension of the linear magnetic high and gave 3,000 cps and assayed 0.15% U_3O_8. The host rock of this prospect, named DT-1, is a biotite banded quartzite, similar to the host rock of the Doucette prospect.

In the Blue Hills area, two new radiometric anomalies where discovered during detailed prospecting along the Couteau River. Both anomalies, called Chan North, appear to be in highly strained and sheared granite and associated with strong silica and sericite alteration. An assay of 0.48 % U_3O_8 and 0.23% Mo (molybdenum) was recovered from the 2-3 metre wide fractured zone.

Quinlan Option

The Company's prospecting crew located a strong radiometric occurrence in a brecciated and highly altered and sheared host rock with 30-50% angular quartz fragments. The occurrence was found in the approximate area where 0.19% U_3O_8 was reported by Shell Minerals in the 1980's. Prospecting discovered a new area of sub-crop of similarly altered breccia about 500 metres west of this showing. At this new area, at least four separate uranium-bearing

18

stratigraphic units were identified within a 12-15 metre wide zone that extends over an 800 metre long structure/contact zone. Twenty grab samples were collected from first pass prospecting, all anomalous in uranium, including three samples greater than 0.10% U_3O_8 and eight greater than 0.02% U_3O_8. The prospect area was covered by a thin veneer of soil and grass; bedrock was exposed by hand trenching where radioactive overburden was encountered.

Selected Annual Information

Selected annual information from the audited financial statements for the years ended December 31, 2006, 2005, and 2004.

		2006		2005		2004
Total Revenues	$	Nil	$	Nil	$	82,038
Loss before adjustments		(1,023,506)		(1,222,249)		(1,571,128)
Loss for the year		(819,761)		(109,905)		(2,044,797)
Basic and Diluted loss per share		(0.02)		(0.00)		(0.08)
Total Assets	$	21,344,149	$	13,102,513	$	11,183,163
Total Long-term liabilities		Nil		Nil		Nil
Cash dividends per share	$	Nil	$	Nil	$	Nil

Results of Operations

- Fourth Quarter Results

At December 31, 2006, the Company's cash decreased to $2,632,627, as the majority of the Baffin Island exploration program was completed. During the quarter ended December 31, 2006, the Company closed a non-brokered flow-through private placement which raised gross proceeds of $2,120,725. A total of 2,827,633 common shares at a purchase price of $0.75 per flow-through share have been issued. Other cash received during the quarter included $55,000 from stock option exercises and $1,250,000 from warrant exercises.

Exploration activities focused on the Hermitage uranium drill program and the Baffin drill program, both reflected in the mineral property exploration cash requirements of $703,609.

- Year Ended December 31, 2006 compared with the Year Ended December 31, 2005

The Company had no revenues for the years ended December 31, 2006 and 2005. General and administrative expense of $1,023,506 (2005 - $1,222,249) represented a $198,743 decrease over fiscal 2005. Notable fluctuations in comparison to the comparative year are:

- Consulting expense of $91,040 (2005 - $106,112) decreased as fiscal 2005 included cost for a part-time corporate consultant who assisted the President with corporate communications. Included in this expense is $46,423 for stock-based compensation in 2006 (2005 - $382,954).


- Investor relations and promotion expense of $185,455 decreased from the comparative fiscal 2005 as the Company elected to attend less trade shows. A breakdown is as follows:

		2006		2005
Conferences and trade shows	$	59,338	$	73,847
Consulting, wages and benefits		83,697		96,866
Media		11,654		13,208
Promotion and advertising		30,766		34,899
	$	185,455	$	218,820

Included in wages and benefits is $5,929 for stock-based compensation (2005 - $30,929)

- Salaries and benefits expense of $348,290 (2005 - $523,674), including $71,389 in stock-based compensation expense, decreased due to a much higher stock-based compensation expenses of $274,233 in 2005, partially offset by an accrual of $48,000 severance upon expiration of the President's original contract on March 31, 2006. The President's contract was extended to December 31, 2006 and remained in effect following the Year End.

- Audit and Accounting expense included stock-based compensation expense of $21,080 (2005 - $24,854).

- Future income tax recovery of $449,624 (2005 - $859,536) resulted from the renunciation of $2,021,757 of exploration expenditures under the Company's flow-through share program. The income is a result of accounting pronouncement EIC-146 and is a non-cash item.

- Royalty expense of $18,247 (2005 - $Nil) resulted from a tax reassessment relating to fiscal 2002 of the Company's production interest received from the Hammerdown/Rumbullion mine in Newfoundland.

For the year ended December 31, 2006, the Company's loss after tax was $819,761 (2005 - $109,905) resulting largely from the write-down of two properties of Big Hill, Newfoundland and Dewar Lake, Nunavut and less future tax recovery. The Company did not pay cash dividends during the period.


Summary of Quarterly Results

	Mar. 31 2005 Q1		Jun. 30 2005 Q2		Sept. 30 2005 Q3		Dec. 31 2005 Q4		Mar. 31 2006 Q1		Jun. 30 2006 Q2		Sept. 30 2006 Q3		Dec. 31 2006 Q4
Mineral expenditures, net	$	183,624	$	829,253	$	1,535,399	$	514,555	$	89,876	$	1,304,625	$	2,364,244	$	427,780
G&A (incl. stock comp.)	$	341,314	$	182,658	$	426,664	$	271,613	$	268,332	$	270,891	$	221,310	$	262,973
Stock comp. expense	$	102,113	$	7,855	$	258,342	$	-	$	-	$	48,274	$	48,274	$	(96,548)
G&A (less stock comp.)	$	239,201	$	174,803	$	168,322	$	271,613	$	268,332	$	222,617	$	173,036	$	359,521
Income (loss)	$	(286,261)	$	(409,489)	$	(7,666)	$	327,849	$	475,537	$	310,561	$	(396,405)	$	(1,209,454)
Income (loss) per share																
-basic	$	(0.01)	$	(0.01)	$	-	$	-	$	0.01	$	0.01	$	-	$	(0.02)
-diluted	$	(0.01)	$	(0.01)	$	-	$	-	$	0.01	$	0.01	$	-	$	(0.02)
Weighted avg. common shares																
-basic		30,764,701		31,452,614		36,208,162		34,359,557		39,668,585		47,699,912		55,106,372		57,034,643
-diluted		30,764,701		31,452,614		36,208,162		34,359,557		46,235,375		61,802,491		55,106,372		57,034,643

The Company's main exploration projects are on Baffin Island, Nunavut in Canada's far north and in southern Newfoundland. The Baffin project is subject to seasonal working conditions, the main exploration occurring during the spring and summer to early fall periods; therefore, a larger proportion of the expenditures are incurred during the second and third quarters.

Since the adoption of the CICA accounting standard for stock-based compensation, the Company's general and administrative quarterly expense has fluctuated significantly. The granting and vesting of stock options is at the discretion of the Board of Directors and the resulting expense does not reflect the normal operations of the Company. The Company has included "adjusted general and administrative expense" without the stock-based compensation expense to be more reflective of normal operations.

Earnings per share in Q1 and Q2 of 2006 resulted from the record of future tax recovery for the exploration expenditures of $2,021,757 and $1,699,999 under its flow-through share program in accordance with accounting pronouncement EIC-146. The Q2 future tax recovery of $580,040 was reversed in Q4, due to the expenditure of $1,699,999 which was not renounced until February, 2007.

Liquidity

At December 31, 2006, the Company had $5,084,196 in working capital, which is sufficient to complete the Company's planned business objectives for 2007. The increase in working capital is mainly due to a non-brokered flow-through private placement for gross proceeds of $1,699,999 closed on May 12, 2006, a brokered private placement closed on May 15, 2006 for gross proceeds of $3,885,000, proceeds of $1,250,000 from the exercise of the full allotment of 2,500,000 warrants that expired December 8, 2006, and a non-brokered flow-through private placement for gross proceeds of $2,120,725 closed on December 28, 2006.

- The non-brokered flow-through private placement for gross proceeds of $1,699,999 consisted of 3,695,652 common shares at a purchase price of $0.46 per share. Fees paid include $98,017 in cash and 213,089 Agent's warrants. Each Agent's warrant entitles the holder to purchase one common share at a price at $0.50 per share until May 11, 2007.

- 16 -

21


- The brokered private placement for gross proceeds of $3,885,000 consisted of 10,500,000 units at a purchase price of $0.37 per unit. Each unit consists of one common share and one-half non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at a price of $0.50 per share until May 15, 2008. The Agents received $144,226 in cash, 390,500 units at a deemed price of $0.37 per unit in lieu of cash, 1,040,400 Agent's warrants and an administration fee of $5,000. The Agent's warrants have the same terms as the client's warrants.

- All of the warrants and the Agent's warrants are subject to an early expiry provision once resale restrictions have ended. Upon the Company's shares trading at or above a weighted average trading price of $0.80 for 20 consecutive trading days, the Company may give notice to the warrant holders and issue a news release advising that the warrants will expire 30 days from the date of the news release.

- On December 8, 2006, the Company had received proceeds of $1,250,000 from the exercise of the full allotment of 2,500,000 warrants that expired December 8, 2006.

- On December 28, 2006, the Company closed a non-brokered flow-through private placement raising gross proceeds of $2,120,725. A total of 2,827,633 common shares at a purchase price of $0.75 per flow-through share were issued.

The Company does not have operating cash flow and has relied on equity financings to meet its cash requirements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financings will be favourable.

Capital Resources

The Company has active option agreements under which the Company is required to meet certain obligations during fiscal 2007 to keep the options in good standing:

- On the Bravo Lake property in Nunavut, the Company's cumulative exploration expenditures are $1,503,306 which was sufficient to meet the minimum of $1,000,000 in exploration expenditures requirement before December 31, 2006. The Company is required to expend an aggregate if $2,000,000 by December 31, 2007 and therefore will require expenditures of $496,694 in 2007.

Off-Balance Sheet Arrangements

The Company has not entered into any Off-Balance Sheet Arrangements.

Related Party Transactions

At December 31, 2006, marketable securities included 470,000 common shares of Diamonds North Resources Ltd. ("Diamonds North"), a company related by a common director, Bernard Kahlert, and 517,647 common shares of Fjordland and 29,400 common shares of Bayswater, companies related by a common director, Victor Tanaka.

The Company shares certain administrative costs with four other companies related by virtue of common directors. Included in accounts receivable is an aggregate of $17,072 owed by those companies for shared administrative expenses. Included in accounts payable is $2,385 owed to Diamonds North relating to office costs.


The Company paid $15,025 in legal fees and disbursements to a law firm in which a director of the Company, Brian Abraham, is a partner.

Given that the Company's directors and officers are engaged in a wide range of activities in the junior resource industry, the Company operates under the Conflict of Interest provisions found within the Business Corporations Act of BC. In addition, management has adopted language from these provisions and incorporated them into the Company's Code of Business Conduct and Ethics.

The Company has entered into an agreement with Bayswater and a Letter of Intent with Fjordland, companies related by a common director, Victor Tanaka. In both cases, Mr. Tanaka disclosed his potential conflict of interest and abstained from voting on the approval of these matters.

Proposed Transactions

None.

Critical Accounting Estimates

The most significant accounting estimates for the Company relates to the carrying value of its mineral property assets. All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, a provision is made for the impairment in value.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management's estimate of the net cash flow to be generated from its properties.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted/vested during the year.

Changes in Accounting Polices

None.


Recent Changes in Accounting Standards

In April 2005, the Canadian Institute of Chartered Accountants ("CICA") issued three new standards relating to financial instruments, applicable for fiscal years beginning on or after October 1, 2006, as follows:

a) **Comprehensive Income (Section 1530)**

This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income is currently reported under US generally accepted accounting principles to measure the change in shareholders' equity of a company during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period, except those resulting from investments by owners and distributions to owners. These items include holding gains and losses to certain investments, gains and losses on certain derivative instruments, and foreign currency gains and losses related to self-sustaining foreign operations.

b) **Financial Instruments – Recognition and Measurement (Section 3855)**

The standard prescribes when a financial asset, financial liability and non-financial derivative are to be recognized on the balance sheet and whether fair value or cost-based measures should be used. It also specifies how financial instrument gains or losses should be presented.

c) **Hedges (Section 3865)**

The standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline 13 (AcG-13) "Hedging Relationships" and Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

The impact from the adoption of these new standards on the Company's financial statements is still to be determined.

Financial Instruments

The Company is exposed to credit risk with respect to its cash. To minimize this risk, cash and cash equivalents have been placed with major financial institutions.

Marketable securities are carried at the lower of cost or quoted market value. The market value of marketable securities at December 31, 2006 was $546,673.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure. Management has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, management has concluded that the Company's disclosure controls and procedures were effective in providing reasonable assurance that material items requiring disclosure are identified and reported in a timely manner.


Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has evaluated the effectiveness of internal control over financial reporting. Based on this evaluation, management has concluded that the Company's design of internal control was effective over financial reporting, as of December 31, 2006.

There were no changes in the Company's internal control over financial reporting during the year ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Other MD&A Requirements

Additional information relating to the Company, including the Company's most recent Annual Information Form, is available on SEDAR at www.sedar.com.

As at the Report Date, the Company had 62,102,825 issued common shares outstanding and the following unexercised stock options and warrants:

- Stock Options

Number of Shares	Exercise Price	Expiry Date
315,337	$0.20	January 23, 2008
151,666	$0.26	August 20, 2008
700,000	$0.53	January 21, 2009
50,000	$0.64	February 19, 2009
692,000	$0.56	May 18, 2009
40,000	$0.40	September 6, 2009
200,000	$0.40	September 21, 2009
393,000	$0.25	July 19, 2010
282,000	$0.39	May 7, 2011
656,500	$0.30	June 19, 2011
100,000	$0.56	October 22, 2011
415,000	$0.87	January 2, 2012
3,995,503		


- Warrants

Number of Shares	Exercise Price	Expiry Date
5,102,250	$0.50	May 15, 2008*

* Under an option agreement on the Blue Hills and White Bear, Hermitage Newfoundland project, the Company issued a warrant to the optionors to purchase 250,000 common shares exercisable at a price of $1.00 per share. The warrant is exercisable only if a Mineral Reserve (as defined by CIM Classification under National Instrument 43-101) with a gross value of at least $500 million is defined. The warrant will expire on the earlier of the date the Company exercises the option or March 4, 2009.

- Agent's Warrants

Number of Shares	Exercise Price	Expiry Date
59,089	$0.50	May 11, 2007*
1,040,400	$0.50	May 15, 2008*
195,250	$0.50	May 15, 2008*
1,294,739		

* All of the warrants and the Agent's warrants are subject to an early expiry provision once resale restrictions have ended. Upon the Company's shares trading at or above a weighted average trading price of $0.80 for 20 consecutive trading days, the Company may give notice to the warrant holders and issue a news release advising that the warrants will expire 30 days from the date of the news release.

On December 10, 2006, the Company received proceeds of $1,250,000 from the exercise of the full allotment of 2,500,000 warrants that expired December 8, 2006.

At December 31, 2006, the Company held mineral properties exclusively in Canada. Exploration activity and expenditures incurred on the Company's properties are detailed in the Mineral Property Expenditure Table on the following page. The Company's principal project is located in Canada's far north which poses an inherent risk associated with exploring due to the remoteness from populated areas, lack of surface infrastructure, and availability of skilled labour, fuel and supplies. Exploration is dependent on air transportation, fixed wing and helicopter, which are susceptible to bad weather. The unpredictability of the weather can cause unavoidable delays in carrying out a planned exploration program resulting in cost overruns.



COMMANDER RESOURCES LTD.

FORM 51-102F1

Management Discussion and Analysis
For the Year Ended December 31, 2006

Mineral Property Expenditure Table

	Sarah Lake, Labrador	Green Bay, Nflnd.	Adlatok 1, Labrador	Big Hill, Nflnd.	Hermitage Project (1), Nflnd.	Nepisiguit/ Stewart, New Bruns.	Sally, Labrador	Qimmiq, Nunavut	Dewar Lake, Nunavut	Bravo Lake, Nunavut	Other Properties	Total
Balance at December 31, 2005	$1,155,423	$416,225	$ 130,778	$208,523	$ 517,995	$ 1,352,957	$ 61,173	$5,336,615	$249,761	$ 775,795	$1,498,015	$11,703,260
Additions during the												
Acquisition costs:	-	490	-	-	181,920	-	-	-	-	-	107,586	289,996
Exploration costs:												
Drilling	-	2,068	-	165	262,548	1,200	-	1,764,974	16,477	615,781	-	2,663,213
Geochemistry	-	628	-	226	136,470	-	-	2,054	-	39	10,387	149,804
Geology	2,872	6,930	1,283	189	254,026	3,012	336	48,236	5,410	27,248	36,671	386,213
Geophysics	-	1,218	-	-	538,871	-	-	15,502	-	5,004	(1)	560,594
Mobilization/demob.	-	-	-	-	-	-	-	48,022	-	20,581	-	68,603
Property	-	8,007	-	-	3,400	2,190	-	-	-	10	21,059	34,666
Prospecting	-	-	-	566	517,275	-	-	160,574	4,181	65,922	24,697	773,215
Trenching/line	-	-	-	-	450	-	-	-	-	-	-	450
	2,872	18,851	1,283	1,146	1,713,040	6,402	336	2,039,362	26,068	734,585	92,813	4,636,758
Less:												
Recoveries	-	-	-	(50)	(144,721)	-	-	(20,937)	-	(7,074)	(183,487)	(356,269)
Write downs	-	-	-	(209,619)	-	-	-	-	(275,829)	-	-	(485,448)
	-	-	-	(209,669)	(144,721)	-	-	(20,937)	(275,829)	(7,074)	(183,487)	(841,717)
Net additions	2,872	19,341	1,283	(208,523)	1,750,239	6,402	336	2,018,425	(249,761)	727,511	16,912	4,085,037
Balance at December 31, 2006	$1,158,295	$435,566	$ 132,061	$ -	$ 2,268,234	$ 1,359,359	$ 61,509	$7,355,040	$ -	$1,503,306	$1,514,927	$15,788,297

(1) The Hermitage, Newfoundland project includes the Blue Hill/White Bear and Couteau option agreements along with the 1,600 claims staked on-line.



FINANCIAL STATEMENTS

For the Years Ended
December 31, 2006 and 2005



MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The financial statements of Commander Resources Ltd. have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial information contained elsewhere in this report has been reviewed to ensure consistency with the financial statements.

Management maintains systems of internal control designed to provide reasonable assurance that the assets are safeguarded. All transactions are authorized and duly recorded, and financial records are properly maintained to facilitate financial statements in a timely manner. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors has reviewed the financial statements with management and the external auditors. Smythe Ratcliffe LLP, an independent firm of chartered accountants, appointed as external auditors by the shareholders, have audited the financial statements and their report is included herein.

"Kenneth E. Leigh"

_____
Kenneth E. Leigh
President and Chief Executive Officer

Vancouver, Canada
March 31, 2007

SmytheRatcliffe.com
7th Floor, Marine Building
355 Burrard Street
Vancouver, B.C. V6C 2G8

SmytheRatcliffe
CHARTERED ACCOUNTANTS

facsimile: 604.688.4675
telephone: 604.687.1231

AUDITORS' REPORT

To the Shareholders of Commander Resources Ltd.

We have audited the balance sheets of Commander Resources Ltd. as at December 31, 2006 and 2005 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Smythe Ratcliffe LLP"

Chartered Accountants

Vancouver, Canada
March 8, 2007

- 25 -

30

COMMANDER RESOURCES LTD.

Balance Sheets

As at December 31

(expressed in Canadian dollars)

		2006		2005
ASSETS				
Current assets				
Cash and cash equivalents	$	2,632,627	$	121,722
Cash, exploration funds (Note 13)		2,120,725		565,645
Marketable securities (Note 3)		370,378		311,354
Accounts receivable		151,982		100,320
Due from related parties (Note 9(a))		17,072		5,707
Prepaid expenses		50,530		55,992
Field supplies (Note 4)		112,867		84,175
Bid Deposits (Note 5)		46,035		94,045
		5,502,216		1,338,960
Mineral properties (Note 6)		15,788,297		11,703,260
Property, plant and equipment (Note 7)		53,636		60,293
	$	21,344,149	$	13,102,513
LIABILITIES				
Current liabilities				
Accounts payable and accrued liabilities (Note 9)	$	418,020	$	217,888
Future income taxes (Note 13)		834,115		593,915
		1,252,135		811,803
SHAREHOLDERS' EQUITY				
Share capital (Note 8(b))		33,908,906		25,316,856
Contributed surplus		17,043		17,043
Option compensation (Note 8(f))		1,126,164		1,097,149
Deficit		(14,960,099)		(14,140,338)
		20,092,014		12,290,710
	$	21,344,149	$	13,102,513

Nature of Operations and Going Concern (Note 1)

Commitment (Note 10)

Subsequent Events (Note 14)

Approved by the Directors:

"Kenneth E. Leigh"	*"Victor A. Tanaka"*
Kenneth E. Leigh	Victor A. Tanaka

See Accompanying Notes to the Financial Statements

COMMANDER RESOURCES LTD.

Statements of Operations and Deficit

For the Years Ended December 31

(expressed in Canadian dollars)

		2006		2005
General and administrative expenses				
Accounting and audit (Note 8(f))	$	116,310	$	118,811
Amortization		22,808		20,968
Annual report and meeting		14,845		14,624
Consultants (Note 8(f))		91,040		106,112
Insurance		46,054		35,927
Investor relations and promotion (Note 8(f))		185,455		218,820
Legal		26,634		21,009
Office and miscellaneous		58,930		60,753
Regulatory and transfer agent fees		33,181		24,366
Rent and storage		79,959		77,185
Salaries and benefits (Note 8(f))		348,290		523,674
		1,023,506		1,222,249
Loss before the undernoted		(1,023,506)		(1,222,249)
Investment income		79,775		11,092
Property investigation		(18,656)		(7,233)
Write down of marketable securities		(26,250)		(12,000)
Write down of mineral properties		(485,448)		(77,142)
Royalty Expense		(18,247)		
Gain (loss) on sale of marketable securities		222,947		338,091
Loss before taxes		(1,269,385)		(969,441)
Future income tax recovery (Note 13 and Note 8(d))		449,624		859,536
Loss for the year		(819,761)		(109,905)
Deficit, beginning of year		(14,140,338)		(14,030,433)
Deficit, end of year	$	(14,960,099)	$	(14,140,338)
Basic and diluted loss per share	$	(0.02)	$	(0.00)
Weighted average number of common shares outstanding		49,944,323		34,359,557

See Accompanying Notes to the Financial Statements

- 27 -

32

COMMANDER RESOURCES LTD.

Statements of Cash Flows

For the Years Ended December 31

(expressed in Canadian dollars)

		2006		2005
Cash provided from (used for):				
Operating activities				
Loss for the year	$	(819,761)	$	(109,905)
Items not involving cash:				
Amortization		22,808		20,968
(Gain) loss on sale of marketable securities		(222,947)		(338,091)
Stock-based compensation		144,821		368,310
Write down of marketable securities		26,250		12,000
Write down of mineral properties		485,448		77,142
Future income tax (recovery) expense		(449,624)		(859,536)
		(813,005)		**(829,112)**
Net change in non-cash working capital items:				
Accounts receivable		(51,662)		(59,319)
Due from related parties		(11,365)		13,273
Prepaid expenses		5,462		(16,103)
Field supplies		(28,692)		88,977
Bid deposits		48,010		(94,045)
Accounts payable and accrued liabilities		(24,600)		(21,457)
		(875,852)		**(917,786)**
Investing activities				
Cash, exploration funds		(1,555,080)		(77,145)
Proceeds from sale of marketable securities		306,923		927,091
Mineral property acquisition and exploration costs		(4,586,604)		(3,062,831)
Accounts payable and accrued liabilities related to mineral properties		224,732		143,193
Purchase of equipment		(16,152)		(10,938)
		(5,626,181)		**(2,080,630)**
Financing activity				
Shares issued for cash, net of issue costs		9,012,938		2,370,674
Increase (decrease) in cash and cash equivalents		**2,510,905**		**(627,742)**
Cash and cash equivalents, beginning of year		121,722		749,464
Cash and cash equivalents, end of year	$	**2,632,627**	$	**121,722**

Supplemental Cash Flow Information (Note 12)

See Accompanying Notes to the Financial Statements

- 28 -

33

Notes to Financial Statements
For the years ended December 31, 2006 and 2005
(expressed in Canadian dollars)

COMMANDER RESOURCES LTD.

1. **Nature of Operations and Going Concern**

   The Company is in the process of actively exploring and developing its mineral properties and has not yet determined whether these properties contain mineral resources that are economically recoverable ("ore reserves"). The Company is considered to be in the exploration stage.

   The recoverability of amounts shown for mineral property interests is dependent upon one or more of the following:

   - the discovery of ore reserves;
   - the ability of the Company to obtain financing to complete development; and
   - future profitable production from the properties or proceeds from disposition.

   At December 31, 2006, the Company has an accumulated deficit of $14,960,099 (2005 – $14,140,338) and has working capital of $5,084,196 (2005 – $1,121,027), which is sufficient to achieve the Company's planned business objectives for fiscal 2007.

   These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2. **Significant Accounting Policies**

   (a) **Use of estimates**

   The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of estimates include the rates of depreciation for property, plant and equipment, the recoverability of mineral property costs, estimates of accounts payable and accrual liabilities, the assumptions used in the determination of the fair value of stock-based compensation, and the determination of the valuation allowance for future income tax assets. Actual results may differ from those estimates.

   (b) **Financial instruments**

   The fair values of the Company's cash and cash equivalents, cash exploration funds, accounts receivable, deposits and accounts payable and accrued liabilities approximate their carrying amounts due to the immediate or short-term to maturity of these financial instruments. It is not practical to determine the fair value of the amounts outstanding from related parties due to its related party nature and absence of a market for such instruments.

- 29 -

34

Notes to Financial Statements
For the years ended December 31, 2006 and 2005
(expressed in Canadian dollars)

COMMANDER
RESOURCES LTD.
CMD

2. **Significant Accounting Policies** (continued)

The fair value of marketable securities is disclosed in Note 3.

The Company is exposed to credit risk with respect to its cash. To minimize this risk, cash, cash equivalents and cash explorations funds have been placed with major Canadian financial institutions.

(c) **Cash and cash equivalents**

The Company considers cash and cash equivalents to be cash and short-term investments with original maturities or redemption provisions of three months or less from the date of acquisition.

(d) **Marketable securities**

Marketable securities are carried at the lower of cost or quoted market value on an individual stock by stock basis. When market value is below cost, any unrealized loss is charged to operations.

(e) **Mineral properties**

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed or the Company's mineral rights are allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount exceeding the deferred costs, a provision is made for the impairment in value.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received. When the amount of recoveries exceeds the total amount of capitalized costs of the property, the amount in excess of costs is credited to income.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management's estimate of the net cash flow to be generated from its properties.

Notes to Financial Statements
For the years ended December 31, 2006 and 2005
(expressed in Canadian dollars)

2. Significant Accounting Policies (continued)

(f) Property, plant and equipment

Property, plant and equipment consisting of office furniture and computer equipment are recorded at cost less accumulated amortization. Amortization is recorded using the straight line method at annual rates of 20%. Leasehold improvements are amortized on a straight line basis over the six-year term of the lease.

(g) Asset retirement obligations

The Company accounts for the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operations of the assets.

(h) Impairment of long-lived assets

The Company accounts for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets when such amounts are known.

(i) Flow-through shares

Under the terms of Canadian flow-through share legislation, the tax attributes of qualifying expenditures are renounced to the subscribers. The tax impact to the Company of the renouncement is recorded on the date that the Company renounces the tax deductions, through a decrease in share capital and the recognition of a future tax liability.

(j) Stock-based compensation

The Company accounts for stock-based compensation expense using the fair value based method with respect to all stock-based payments to directors, employees and non-employees, including awards that are direct awards of stock and call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments. Under this standard, stock-based payments are recorded as an expense in the period the stock-based compensation expense vests or when the awards or rights are granted, with a corresponding increase to option compensation under shareholders' equity. When stock options are exercised, the corresponding fair value is transferred to share capital or when stock options are forfeited, cancelled or expire, the corresponding fair value is transferred to contributed surplus.

(k) Income taxes

Income taxes are calculated using the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

Notes to Financial Statements
For the years ended December 31, 2006 and 2005
(expressed in Canadian dollars)

**COMMANDER
RESOURCES LTD.**

2. **Significant Accounting Policies** (continued)

(l) **Consolidation of variable interest entities**

The Company applies consolidation principles to entities that are subject to control on a basis other than ownership based on voting equity. The Company adopted the Accounting Guideline 15 "Consolidation of Variable Interest Entities" on January 1, 2005 and the adoption did not have any impact on these financial statements.

(m) **Loss per share**

Loss per share is calculated based on the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share. However, diluted loss per share has not been presented as the potential exercise of options and warrants outstanding would have the effect of reducing the loss per share. Therefore, basic and diluted loss per share are the same.

(n) **Certain comparative figures**

Certain comparative figures have been reclassified to conform to the current year's presentation.

3. **Marketable Securities**

During the year, marketable securities were written down by $26,250 (2005 - $12,000) to a carrying value of $370,378 (2005 - $311,354). The quoted market value of marketable securities at December 31, 2006 is $546,673 (2005 - $526,371).

4. **Field Supplies**

The Company has pre-purchased $112,867 (2005 – $84,175) of field supplies for the 2007 Baffin Island exploration program. The supplies consist of fuel and other supplies, which are stored in a facility in the Hamlet of Clyde River, Nunavut.

5. **Bid Deposits**

In fiscal 2006, the Company posted $46,035 for bonds in lieu of work on its Baffin Island, Nunavut and Newfoundland projects. The bonds are refundable upon approval of assessment reports that are filed with the government. During the year, $88,045 in bonds was refunded to the Company. Included in the total deposit of $46,035, the Company posted $36,234 for bonds in lieu of work on its Newfoundland project.

Notes to Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

COMMANDER RESOURCES LTD.

6. **Mineral Properties**

At December 31, 2006 and 2005, the Company's mineral properties are comprised of properties located in Canada. Expenditures incurred on mineral properties are as follows:

	Sarah Lake, Labrador	Green Bay, Nflnd.	Adlatok 1, Labrador	Big Hill, Nflnd.	Hermitage Project (1), Nflnd.	Nepisiguit/ Stewart, New Bruns.	Sally, Labrador	Qimmiq, Nunavut	Dewar Lake, Nunavut	Bravo Lake, Nunavut	Other Properties	Total
Balance at December 31, 2005	$1,155,423	$416,225	$ 130,778	$208,523	$ 517,995	$ 1,352,957	$ 61,173	$5,336,615	$249,761	$ 775,795	$1,498,015	$11,703,260
Additions during the												
Acquisition costs:	-	490	-	-	181,920	-	-	-	-	-	107,586	289,996
Exploration costs:												
Drilling	-	2,068	-	165	262,548	1,200	-	1,764,974	16,477	615,781	-	2,663,213
Geochemistry	-	628	-	226	136,470	-	-	2,054	-	39	10,387	149,804
Geology	2,872	6,930	1,283	189	254,026	3,012	336	48,236	5,410	27,248	36,671	386,213
Geophysics	-	1,218	-	-	538,871	-	-	15,502	-	5,004	(1)	560,594
Mobilization/demob.	-	-	-	-	-	-	-	48,022	-	20,581	-	68,603
Property	-	8,007	-	-	3,400	2,190	-	-	-	10	21,059	34,666
Prospecting	-	-	-	566	517,275	-	-	160,574	4,181	65,922	24,697	773,215
Trenching/line	-	-	-	-	450	-	-	-	-	-	-	450
	2,872	18,851	1,283	1,146	1,713,040	6,402	336	2,039,362	26,068	734,585	92,813	4,636,758
Less:												
Recoveries	-	-	-	(50)	(144,721)	-	-	(20,937)	-	(7,074)	(183,487)	(356,269)
Write downs	-	-	-	(209,619)	-	-	-	-	(275,829)	-	-	(485,448)
	-	-	-	(209,669)	(144,721)	-	-	(20,937)	(275,829)	(7,074)	(183,487)	(841,717)
Net additions	2,872	19,341	1,283	(208,523)	1,750,239	6,402	336	2,018,425	(249,761)	727,511	16,912	4,085,037
Balance at December 31, 2006	$1,158,295	$435,566	$ 132,061	$ -	$ 2,268,234	$ 1,359,359	$ 61,509	$7,355,040	$ -	$1,503,306	$1,514,927	$15,788,297

(1) Hermitage, Newfoundland project see Note 6(e)

- 33 -

Notes to Financial Statements
For the years ended December 31, 2006 and 2005
(Expressed in Canadian dollars)

COMMANDER RESOURCES LTD.

6. Mineral Properties (continued)

	Sarah Lake, Labrador	Green Bay, Nflnd.	Adlatok Labrador	Big Hill, Nflnd.	Hermitage Project(1), Nflnd.	Nepisiguit/ Stewart, New Bruns.	Sally, Labrador	Qimmiq, Nunavut	Dewar Lake, Nunavut	Bravo Lake, Nunavut	Other Properties	Total
Balance at December 31, 2004	$ 1,141,926	$ 435,516	$117,915	$103,797	$ -	$ 1,278,743	$ 57,519	$3,368,627	$243,772	$504,977	$1,455,709	$ 8,708,501
Additions during the year:												
Acquisition costs:	-	-	-	13,800	125,460	-	-	-	-	-	1,590	140,850
Exploration costs:												
Administration	-	82	-	347	31	440	-	27,160	2,367	6,252	962	37,641
Drilling	-	1,395	-	137,203	-	75,956	-	1,060,895	-	-	-	1,275,449
Geochemistry	-	-	-	297	73,247	-	-	23,428	-	6,624	5,059	108,655
Geology	10,066	484	8,863	18,846	122,928	9,967	2,554	291,590	10,684	199,223	45,939	721,144
Geophysics	-	-	200	475	54,141	3,790	200	251,820	-	30,907	438	341,971
Mobilization/demob.	-	-	-	-	8,995	-	-	306,413	7,450	31,597	-	354,455
Permitting	3,431	150	3,800	-	530	3,561	900	51,317	161	1,560	48,514	113,924
Prospecting	-	-	-	-	62,839	-	-	-	-	11,849	29,408	104,096
Trenching/line	-	-	-	537	69,824	-	-	4,079	-	3,422	-	77,862
	13,497	2,111	12,863	157,705	392,535	93,714	3,654	2,016,702	20,662	291,434	130,320	3,135,197
Less:												
Recoveries	-	(395)	-	(66,779)	-	(19,500)	-	(48,714)	(14,673)	(20,616)	(33,469)	(204,146)
Write downs	-	(21,007)	-	-	-	-	-	-	-	-	(56,135)	(77,142)
	-	(21,402)	-	(66,779)	-	(19,500)	-	(48,714)	(14,673)	(20,616)	(89,604)	(281,288)
Net additions	13,497	(19,291)	12,863	104,726	517,995	74,214	3,654	1,967,988	5,989	270,818	42,306	2,994,759
Balance at December 31, 2005	$ 1,155,423	$ 416,225	$130,778	$208,523	$ 517,995	$ 1,352,957	$ 61,173	$5,336,615	$249,762	$775,795	$1,498,015	$11,703,260

(1) Included in "Other Properties" in 2004

- 34 -

39

Notes to Financial Statements
For the years ended December 31, 2006 and 2005
(expressed in Canadian dollars)

COMMANDER RESOURCES LTD.

6. **Mineral Properties** (continued)

   Acquisitions

   The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the Company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

   Environmental expenditures

   The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

   Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

   (a) **Sarah Lake, Labrador**

   The Company owns a 48.2% interest in the Sarah Lake property. Donner Metals Ltd. owns 51.8% and is the operator of the property.

   (b) **Green Bay, Newfoundland**

   The Company holds a 100% interest in the Green Bay property.

   (c) **Adlatok 1, Labrador**

   The Company has a 59.9% interest in the Adlatok 1 property.

   (d) **Big Hill, Newfoundland**

   During 2006, the Company allowed the option to terminate and, accordingly, the carrying value of the property was written down by $209,618 to $Nil.

Notes to Financial Statements
For the years ended December 31, 2006 and 2005
(expressed in Canadian dollars)

COMMANDER RESOURCES LTD.

6. **Mineral Properties** (continued)

(e) **The Hermitage Uranium Project, Newfoundland**

On March 16, 2005, the Company entered into an option agreement with a private consortium based in Newfoundland to earn a 100% interest in the Blue Hills and White Bear Uranium properties over a four-year term by making cash payments of $82,200, issuing 201,000 common shares and completing $1,000,000 in exploration work. Of this, $17,200 in cash has been paid and 60,000 common shares have been issued. On April 13, 2005, the Company issued a warrant to the optionors to purchase 250,000 common shares exercisable at a price of $1.00 per share, see Note 8(g) for warrant terms. The agreement is subject to a 2% of Net Smelter return Royalty ("NSR") for the vendors with a buy-back of one-half of the royalty for $1 million.

On April 22, 2005, the Company completed a second option agreement to earn a 100% interest in the Couteau Lake Property from prospector Lai Lai Chan over a four-year term by making total cash payments of $60,000, issuing 150,000 common shares and completing $300,000 in exploration work. Of this, $25,000 in cash has been paid and 40,000 common shares have been issued. The agreement is subject to a 2% NSR for the vendor with a buy-back of one-half of the royalty for $1 million.

On November 1, 2005, the Company acquired an additional 1,600 claims bringing the total property size to 99,200 acres (40,000 hectares) covering a major geological belt known as the "Hermitage Flexure". The Hermitage Flexure ties together the Blue Hills and White Bear River uranium properties and becomes part of the Blue Hills and White Bear option agreement.

On November 3, 2005, the Company entered into an agreement with Bayswater Uranium Corporation ("Bayswater"); (Bayswater and Pathfinder Resources Ltd. ("Pathfinder") amalgamated in August 2006) in conjunction with the acquisition by Bayswater of 1,429 claims aggregating 35,725 hectares to the east and west of the Company's property. In consideration, the Company received a 2% NSR on all commodities produced from the claims staked by Bayswater and was issued 150,000 common shares of pre-merger Pathfinder for providing to Pathfinder certain geological and technical information that was used by Pathfinder in staking the Hermitage East and West properties. Bayswater is a related party to the Company by virtue of a common director.

On June 19, 2006, the Company entered into a 50:50 joint interest agreement with Bayswater to stake approximately 151,000 acres (61,000 hectares) to the north of the Hermitage West, Blue Hills, White Bear River and Hermitage East properties, called Cochrane Pond. If either party's interest dilutes below 10%, then that party's interest will convert to a 10% of Net Proceeds of Production Royalty. The Company is the Operator of the project.

On June 26, 2006, the Company staked the Strickland Property, 147 claims totalling 9,100 acres (3,675 hectares) southwest of the Hermitage property.

On August 16, 2006, the Company announced that it had entered into an option agreement with prospectors E. and R. Quinlan to purchase a small claim block located in the middle of the Company's wholly owned Strickland Property. The Company may earn a 100% interest in the claims through cash payments totaling $43,000 and by issuing 160,000 shares of the Company over a four-year period. The vendors will retain a 2% NSR, one-half of which may be bought by the Company at any time for $1 million. The first year's obligation of $3,000 cash was paid and 25,000 shares were issued.

Notes to Financial Statements
For the years ended December 31, 2006 and 2005
(expressed in Canadian dollars)

COMMANDER
RESOURCES LTD.

6. **Mineral Properties** (continued)

    (e) **The Hermitage Uranium Project, Newfoundland** (continued)

On December 6th, 2006, the Company entered into an agreement with Bayswater to acquire 50% of Bayswater's right to earn a 90% interest in the 3,212-acre Murphy property strategically located east and contiguous with the Company's Hermitage property. The first year obligations attributable to the Company include a cash payment of $12,500 (paid) and issuance of 80,000 common shares of the Company to Bayswater (issued), and funding $50,000 in exploration expenditures.

The Company's share of optional obligations following the first year includes additional cash payments of $175,000, issuing to Bayswater common shares in the Company equal to the value of 450,000 common shares of Bayswater at the date of issuance over three years and contributing $450,000 in exploration expenditures over four years. The underlying owner's 10% property interest may be carried to commercial production; prior to production, the interest may be converted to a 3% NSR on production. Bayswater may reduce the NSR to 2% by paying the owner $2 million, of which $1 million would be payable by the Company.

    (f) **Nepisiguit/Stewart, New Brunswick**

The Company's 100% owned Nepisiguit/Stewart copper/zinc property is located in the Bathurst area of New Brunswick. On September 27, 2005, the Company negotiated a royalty agreement with BHP Billiton World Exploration Inc. ("BHP Billiton") on the Nepisiguit portion of the property. Prior to this agreement, BHP Billiton retained the right to earn back a 55% interest in the property and held a 2% NSR with no buy-down provision. Under the new royalty agreement, the Company provided BHP Billiton with a 2.75% NSR subject to a buy-down to 1.0% NSR for $1.5 million at any time. In exchange for the increased NSR, BHP Billiton agreed to waive its right to earn back a 55% interest and therefore, has no future right to earn a participating interest in the property.

    (g) **Sally, Labrador**

The Company owns a 100% interest in the Sally property.

    (h) **Qimmiq, Nunavut**

The Company has an option agreement with BHP Billiton Diamonds Inc. ("BHP Billiton Diamonds") to explore for gold on 50,000 hectares of Nunavut Tunngavik Incorporated ("NTI") leases on Baffin Island, Nunavut. Under the option agreement, the Company may earn 50% of BHP Billiton Diamond's exploration rights by expending $4 million by 2007, 80% by expending an aggregate $10 million by 2012 and a 100% interest by delivering a feasibility study by December 31, 2014. The Company has made sufficient expenditures to vest a 50% interest. Since the initial date of the agreement, the property has been reduced to five leases totaling 58,000 acres (23,600 hectares).

The option agreement is subject to a variable net smelter return gold royalty ranging from 1% to 3% based on gold prices (royalties are now held by International Royalty Corporation) and a 12% royalty to NTI on net profits payable on production. If a mineral discovery, excluding gold, is made, BHP Billiton Diamonds may exercise a back-in option on the mineral discovery allowing BHP Billiton Diamonds to re-acquire up to an aggregate of a 75% interest for a period of up to ten years after the Company has earned a 100% interest in the property.

Notes to Financial Statements
For the years ended December 31, 2006 and 2005
(expressed in Canadian dollars)

COMMANDER RESOURCES LTD.

6. Mineral Properties (continued)

(i) Dewar Lake, Nunavut

The Company earned a 100% interest in sixteen Nunavut Exploration Permits from BHP Billiton Diamonds by incurring $200,000 in expenditures on the property. This expenditure was completed by December 31, 2004. No further significant work was completed in 2005 and 2006, and the final remaining prospecting permit expired on January 31, 2007. The property carrying value of $275,829 was written down to zero in December 2006.

(j) Bravo Lake, Nunavut

The Company has an option agreement with Falconbridge Limited, (now named Xstrata PLC, "Xstrata") to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits covering over 720,000 acres (290,000 hectares) all on Baffin Island, Nunavut. The original permits adjoined the Qimmiq and Dewar Lake properties optioned from BHP Billiton Diamonds. The Company may earn a 100% interest in Xstrata's exploration rights and interests on Baffin Island by incurring $8 million of exploration expenditures on the property by 2011.

Under the agreement, if a nickel and/or base metal mineral discovery is made, Xstrata may exercise a back-in option on the mineral discovery to acquire up to an aggregate 75% interest. If a diamond resource discovery is made, Xstrata may exercise a back-in option to acquire up to an aggregate 50% interest. The property is also subject to a back-in right allowing BHP Billiton Diamonds the right to earn a 75% interest in sedex deposits. There are no back-in rights to gold.

The agreement is subject to the following royalties payable to Xstrata:

- on gold, a sliding scale NSR from 1% to 3% based on gold prices;
- on nickel production, a 2% NSR;
- on diamonds, a 2% gross overriding royalty; and
- on base metal production, a 1.5% NSR.

In the fall of 2005, the Company staked nineteen mineral claims to cover the favourable portions of the prospecting permits in advance of their expiry. The revised area of the Bravo Lake property is 14,668 acres (5,900 hectares).

Notes to Financial Statements
For the years ended December 31, 2006 and 2005
(expressed in Canadian dollars)

6. Mineral Properties (continued)

(k) Other Properties

The Company owns several other properties in Canada in which it holds interests ranging from 30% to 100%. The Company has granted options on some of these properties. The carrying values of those properties included under Other Properties at December 31, 2006 and 2005 are as follows:

	2006		2005	
British Columbia				
Abe and Pal (1)	$	108,213	$	99,312
Aten and Tam (2)		68,852		62,329
Link, Mate and Tut		19,091		24,631
Nunavut				
Talik		103,125		68,041
Labrador				
Sadie		8,796		8,767
Ontario				
Matheson		14,213		14,213
McVean		8,694		8,558
Sabin		92,633		88,517
Quebec				
Despinassy (3)		92,886		89,586
Yukon				
Olympic, Rob (4)/(5)		993,813		1,031,309
Rein		4,612		2,752
	$	1,514,928	$	1,498,015

(1) On October 12, 2004, the Company entered into a Purchase and Royalty Agreement to purchase John Robins' 50% interest in the ABE and PAL porphyry copper-gold mineral properties located within the Quesnel Trough of British Columbia, to own a 100% interest in the properties. In consideration, the Company issued 70,000 units consisting of one common share and one-half of one purchase warrant (expired on October 27, 2005, unexercised). In addition, Robins retains a 1% NSR in the properties and will participate in certain cash/share considerations received from the future sale or option of the properties to a third party. A third party deal that included ABE and PAL was executed subsequent to December 31, 2006 as summarized in 14 (c) below.

44

Notes to Financial Statements
For the years ended December 31, 2006 and 2005
(expressed in Canadian dollars)

**COMMANDER
RESOURCES LTD.**

6. Mineral Properties (continued)

(k)   Other Properties (continued)

(2) On September 9, 2005, the Company entered into an agreement with prospector Lorne Warren that provided the Company with a 10% Carried Interest in approximately 20,800 acres (8,400 hectares) of mineral claims in the Omineca area of British Columbia, hereinafter referred to as the Tam/Misty property. In addition, the Company will receive 50% of any royalties granted to Lorne Warren under any subsequent third party agreement on the property. In exchange for the interest, the Company agreed to transfer title and all associated data for three legacy claims (the Tam claims) totaling 75 hectares owned by the Company which lie within the boundary area of the Tam/Misty property.

On February 13, 2006, Teck Cominco Limited ("Teck Cominco") entered into an option agreement with prospectors Lorne Warren and Westley Grant Luck on the Tam/Misty property. Teck Cominco can earn 100% of Warren and Luck's 90% interest by making $525,000 in staged cash payments and incurring $2.6 million in exploration expenditures before December 31, 2011. As part of the Company's 10% carried interest in the Tam/Misty property, the Company received a cash payment of $2,500. In addition, the Company may receive a 1.5% NSR of which $250,000 is payable, as an advance royalty, starting on December 31, 2012. This royalty is subject to a buy-down provision that, if exercised, would pay $1.0 million to the Company.

(3) On April 26, 2004, Cameco Corporation ("Cameco"), the Company's Joint Venture Partner on the Despinassy project in Quebec, entered into an Agreement with Alto Ventures Ltd. ("Alto Ventures") for Cameco's 70% interest in the project. The Company waived it's right of first refusal under the Joint Venture in consideration for 100,000 common shares of Alto Ventures at a deemed price of $0.10 per share; Alto Ventures carried the Company for $150,000 of Joint Venture obligations; and the Company retains the right of first refusal under the Joint Venture should Alto Ventures withdraw from the Agreement with Cameco. The Company's current interest in the property will be calculated once the final reporting from the 2006 program is received from Alto Ventures and approved by the Company.

(4) On May 1, 2006, the Company signed a Letter of Intent with Blackstone Ventures Inc. ("Blackstone") to acquire Blackstone's 50% interest in the Rob uranium property, Yukon Territory, to increase the Company's interest to 100%. In consideration, the Company issued 305,000 common shares to Blackstone and granted a 1% NSR on metal production from the Property, which may be reduced to 0.5% at any time for $1,000,000.

(5) On August 2, 2006, the Company signed a Letter of Intent with Fjordland Exploration Inc. ("Fjordland") on the Company's wholly-owned Olympic-Rob Property in the Yukon. Under the terms of the agreement, Fjordland may earn an initial 60% interest in the property by paying the Company $250,000 in cash, issuing 1.6 million treasury shares to the Company and incurring exploration expenditures on the property totaling $7 million over a five-year period ending on December 31, 2011. Of this, $50,000 (received) and 350,000 treasury shares (received) were payable to the Company upon receipt of regulatory approval and Fjordland must incur $600,000 in exploration expenditures by December 31, 2007, including a minimum of 2,000 metres of drilling.

Notes to Financial Statements
For the years ended December 31, 2006 and 2005
(expressed in Canadian dollars)

COMMANDER
RESOURCES LTD.

6. **Mineral Properties** (continued)

   (k) **Other Properties** (continued)

   Once Fjordland has earned a 60% interest, a joint venture will be formed or, within 60 days of vesting, Fjordland may elect to earn an additional 20% interest, for a total of 80%, by issuing to the Company either 1 million shares or paying $3 million cash, and by carrying all further costs through to completion of a bankable feasibility study. Upon completion of a bankable feasibility study, a final lump sum payment of $7 million cash is payable to the Company to vest Fjordland's 80% interest. If Fjordland vests at 80%, then the Company may make an election at any time up to commencement of commercial production, to convert its 20% interest into a 2% NSR subject to a buy-down provision to 1% for $10 million cash.

   Alternatively, if Fjordland elects not to increase its interest to 80%, the Company may then elect to earn back 20% to an aggregate 60% interest by funding 100% of the next $3.0 million in exploration expenditures on the property. Once a 60:40 Joint Venture is formed, each party shall fund its share of on-going costs pro-rata. Should either party's interest be reduced below 10%, its interest shall convert to a 10% NPI.

7. **Property, Plant and Equipment**

	Cost	Accumulated Depreciation	2006 Net Book Value
Furniture and fixtures	$ 57,240	$ 52,927	$ 4,313
Computer equipment	158,284	125,465	32,819
Leasehold improvements	28,293	11,789	16,504
	$ 243,817	$ 190,181	$ 53,636

	Cost	Accumulated Depreciation	2005 Net Book Value
Furniture and fixtures	$ 57,240	$ 50,341	$ 6,899
Computer equipment	142,132	109,958	32,174
Leasehold improvements	28,293	7,073	21,220
	$ 227,665	$ 167,372	$ 60,293

Notes to Financial Statements
For the years ended December 31, 2006 and 2005
(expressed in Canadian dollars)

COMMANDER RESOURCES LTD.

8. Share Capital

(a) Authorized:

Unlimited common shares without par value

(b) Issued and outstanding common shares:

	Number of Shares		Amount
Balance, December 31, 2004	30,757,590	$	23,502,262
Issued for cash:			
Private placements, net of issue costs (Note 8(c))	8,671,058		2,356,974
Exercise of options, for cash	70,000		13,700
Issued for other consideration:			
Income tax effect on flow-through share renunciation (Note 8(d))			(593,874)
Exercise of options, stock-based compensation			9,724
For mineral property	101,000		28,070
Balance, December 31, 2005	39,599,648		25,316,856
Issued for cash:			
Private placements, net of issue costs (Note 8(c))	17,469,808		7,306,437
Exercise of options, for cash	734,332		196,347
Exercise of warrants, for cash	3,074,787		1,510,154
Issued for other consideration:			
Income tax effect on flow-through share renunciation (Note 8(d))			(689,824)
Exercise of options, stock-based compensation (Note 8(f))			115,806
For mineral property	409,000		153,130
Balance, December 31, 2006	61,287,575	$	33,908,906

(c) Private placements

(i) On December 28, 2006, the Company closed a non-brokered flow-through private placement, which raised gross proceeds of $2,120,725. A total of 2,827,633 common shares at a purchase price of $0.75 per flow-through share have been issued. Fees paid include $67,245 in cash and 56,023 common shares at a deemed price of $0.75 per share.

Proceeds from the financing will be used primarily to fund exploration on the Hermitage Uranium Project, Newfoundland and the Baffin Island Gold Project, Nunavut.

Notes to Financial Statements
For the years ended December 31, 2006 and 2005
(expressed in Canadian dollars)

COMMANDER RESOURCES LTD.

8. **Share Capital** (continued)

    (c) Private placements (continued)

        (ii) On May 12, 2006, the Company completed a brokered private placement for gross proceeds of $3,885,000 consisting of 10,500,000 units at a purchase price of $0.37 per unit. Each unit consists of one common share and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share at a price of $0.50 per share until May 15, 2008. Fees paid include $229,026 in cash, 390,500 units at a deemed price of $0.37 per unit in lieu of cash, 1,040,400 Agent's warrants and an administration fee of $5,000. The Agent's warrants have the same terms as the client's warrants. In addition, the Company completed a non-brokered flow-through private placement for gross proceeds of $1,699,999 consisting of 3,695,652 common shares at a purchase price of $0.46 per share. Fees paid include $98,017 in cash and 213,089 Agent's warrants. Each Agent's warrant entitles the holder to purchase one common share at a price at $0.50 per share until May 11, 2007.

           All of the warrants and the Agent's warrants are subject to an early expiry provision once resale restrictions have ended. Upon the Company's shares trading at or above a weighted average trading price of $0.80 for 20 consecutive trading days, the Company may give notice to the warrant holders and issue a news release advising that the warrants will expire 30 days from the date of the news release.

        (iii) On October 21, 2005, the Company completed a non-brokered private placement and issued 2,283,650 flow-through common shares at $0.35 per share and 1,089,575 units at $0.33 per unit. Each unit consisting of one common share and one-half of one non-transferable share purchase warrant, with each whole warrant exercisable into one common share to October 20, 2006 at a price of $0.45 per common share. The securities were subject to a four month hold period. Finder's fees of $2,082 were paid in cash.

        (iv) On June 22, 2005, the Company completed a private placement of 5,093,667 flow-through common shares at a price of $0.24 per share. The securities were subject to a four month hold period. Finders' fees paid consisted of $7,980 in cash and 204,166 common shares.

    (d) Income tax effect on flow-through share renunciation

        In March 2006, the Company renounced $2,021,757 of exploration expenditures under its flow-through share program, resulting in a future tax liability of $689,824, which was deducted from share capital. The Company subsequently reduced the future income tax liability by recognizing previously unrecorded future income tax assets equal to the amount of the future tax liability. This decrease in the valuation allowance has resulted in a future income tax recovery of $689,824 (see Note 13).

        In February and March of 2005, the Company renounced $1,667,249 of exploration expenditures under its flow-through share program, resulting in a future tax liability of $593,874, which was deducted from share capital. The Company subsequently reduced the future income tax liability by recognizing previously unrecorded future income tax assets equal to the amount of the future tax liability. This decrease in the valuation allowance has resulted in a future income tax recovery of $593,874 (see Note 13).

Notes to Financial Statements
For the years ended December 31, 2006 and 2005
(expressed in Canadian dollars)

COMMANDER RESOURCES LTD.

8. Share Capital (continued)

(e) Stock options

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant. Under the Company's Stock Option Plan, the Company may grant stock options for the purchase of up to 7,944,396 common shares. Vesting of stock options is made at the discretion of the board of directors at the time the options are granted. At December 31, 2006, the Company had stock options outstanding for the purchase of 3,963,003 common shares with an average remaining contractual life of 2.90 years, of which 3,610,003 stock options are exercisable at December 31, 2006.

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2004	**2,839,335**	**$0.41**
Granted	833,000	$0.26
Exercised	(70,000)	$0.20
Expired	(17,000)	$0.56
Outstanding at December 31, 2005	**3,585,335**	**$0.39**
Granted	1,112,000	$0.35
Exercised	(734,332)	$0.19
Outstanding at December 31, 2006	**3,963,003**	**$0.40**

Notes to Financial Statements
For the years ended December 31, 2006 and 2005
(expressed in Canadian dollars)

COMMANDER
RESOURCES LTD.
CMD

8. **Share Capital** (continued)

(e) **Stock options** (continued)

The following summarizes information about stock options outstanding at December 31, 2006:

Number of Shares	Exercise Price	Expiry Date
330,337	$0.20	January 23, 2008
221,666	$0.26	August 20, 2008
15,000	$0.50	December 18, 2008
700,000	$0.53	January 21, 2009
50,000	$0.64	February 19, 2009
781,000	$0.56	May 18, 2009
100,000	$0.40	September 6, 2009
200,000	$0.40	September 21, 2009
25,000	$0.34	January 23, 2010
428,000	$0.25	July 19, 2010
282,000	$0.39	May 7, 2011
730,000	$0.30	June 19, 2011
100,000	$0.56	October 22, 2011
3,963,003		

For stock options granted and exercised after December 31, 2006, see Note 14(a) and 14(e).

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	2006	2005
Risk-free interest rate	2.65%	2.52%
Expected dividend yield		
Expected stock price volatility	112.06%	116.98%
Expected option life in years	2.90	3.15

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted during the period.

Notes to Financial Statements
For the years ended December 31, 2006 and 2005
(expressed in Canadian dollars)

COMMANDER RESOURCES LTD.

8. **Share Capital** (continued)

(f) **Stock-based compensation**

The following summarizes information about option compensation:

	2006	2005
Stock-based compensation, beginning of year	$ 1,097,149	$ 746,157
Stock-based compensation expense	144,821	368,310
Reallocated to capital stock	(115,806)	(9,724)
Reallocated to contributed surplus	-	(7,594)
Stock-based compensation, end of year	$ 1,126,164	$ 1,097,149

The stock-based compensation expense totalled $144,821 in 2006. The expenses have been reallocated to Investor Relations, Audit & Accounting, Consulting and Wages & Benefits in the income statement. The total amount of $368,310 in 2005 has been reallocated to the same categories for comparison purpose. The breakdown is as follows:

	2006	2005
Audit and accounting	$ 21,080	$ 24,854
Consulting	46,423	38,294
Investor relations	5,929	30,929
Salary and benefits	71,389	274,234
	$ 144,821	$ 368,310

(g) **Warrants and Agent's Warrants**

At December 31, 2006, the Company has outstanding warrants for the purchase of an aggregate 5,220,000 common shares as follows:

Exercise Price	Expiry Date	Outstanding at 31-Dec-05	Issued	Exercised	Expired	Outstanding at 31-Dec-06
$0.45	October 20, 2006	544,788	-	544,788	-	-
$0.50	December 8, 2006	2,500,000	-	2,500,000	-	-
$0.50	May 15, 2008*	-	5,250,000	30,000	-	5,220,000
		3,044,788	5,250,000	3,074,788	-	5,220,000

Under an option agreement on the Blue Hills and White Bear, Newfoundland project, the Company issued a warrant to the optionors to purchase 250,000 common shares exercisable at a price of $1.00 per share. The warrant is exercisable only if a Mineral Reserve (as defined by CIM Classification under National Instrument 43-101) with a gross value of at least $500 million is defined. The warrant will expire on the earlier of the date the Company exercises the option or March 4, 2009. On December 10, 2006, the Company received proceeds of $1,250,000 from the exercise of the full allotment of 2,500,000 warrants that expired December 8, 2006.

Notes to Financial Statements
For the years ended December 31, 2006 and 2005
(expressed in Canadian dollars)

COMMANDER
RESOURCES LTD.

8. **Share Capital** (continued)

   (g) **Warrants and Agent's Warrants** (continued)

   At December 31, 2006, the Company has outstanding agent's warrants for the purchase of an aggregate 1,448,739 common shares as follows:

Exercise Price	Expiry Date	Outstanding at 31-Dec-05	Issued	Exercised	Expired	Outstanding at 31-Dec-06
$0.50	May 11, 2007*	-	213,089	-	-	213,089
$0.50	May 15, 2008*	-	1,040,400	-	-	1,040,400
$0.50	May 15, 2008*	-	195,250	-	-	195,250
		-	**1,448,739**	-	-	**1,448,739**

   * All of the warrants and Agent's warrants are subject to an early expiry provision once resale restrictions have ended. Upon the Company's shares trading at or above a weighted average trading price of $0.80 for 20 consecutive trading days, the Company may give notice to the warrant holders and issue a news release advising that the warrants will expire 30 days from the date of the news release.

   For warrants exercised after December 31, 2006, see Note 14(e).

9. **Related Party Transactions**

   In addition to the related party transactions disclosed elsewhere in these financial statements, the Company has the following related party transactions and balances:

   (a) The Company shares certain administrative costs with four other companies related by virtue of common directors. Included in due from related parties is an aggregate of $17,072 (2005 - $5,707) owed by those companies for shared administrative expenses.

   (b) The Company paid or accrued $15,025 (2005 - $2,126) in legal fees to a law firm in which a director of the Company is a partner. Included in accounts payable and accrued liabilities is $222 (2005 - $Nil).

   (c) The Company paid or accrued $6,600 (2005 - $Nil) in geological consulting services to a director of the Company. Included in accounts payable and accrued liabilities is $Nil (2005 - $991).

   (d) Included in marketable securities are $29,400 (2005 - $Nil) common shares of Bayswater and 517,647 (2005 - 167,647) common shares of Fjordland Exploration Inc., a company related by virtue of a common director, and 470,000 (2005 – 570,000) common shares of Diamonds North Resources Ltd., a company related by virtue of another common director. During the year, the Company sold 58,800 common shares of Bayswater and 100,000 common shares of Diamonds North.

   (e) Included in accounts payable is $2,385 (2005 - $8,758) owed to Diamonds North Resources Ltd.

52

Notes to Financial Statements
For the years ended December 31, 2006 and 2005
(expressed in Canadian dollars)

COMMANDER
RESOURCES LTD.

10. Commitment

The Company entered into an agreement for the lease of new office premises for a six-year period expiring on June 30, 2010. The cost of the entire premises is shared amongst several companies in proportion to the area occupied. Certain of the companies are related by virtue of common directors. The Company's proportionate share of minimum annual basic rental payments under this arrangement is approximately $66,000.

11. Segmented Information

The Company has one operating segment, mineral exploration, and all assets of the Company are located in Canada.

12. Supplemental Cash Flow Information

		2006		2005
Significant non-cash operating, investing and financing activities:				
Investing activities:				
Marketable securities received for mineral property	$	169,250	$	19,000
Shares issued for mineral property		153,130		28,070
	$	**322,380**	$	**47,070**
Financing activities:				
Income tax effect on flow-through share renouncement	$	(689,824)	$	(593,874)
Shares issued for mineral property		153,130		-
Fair value of options exercised		196,146		9,724
	$	**(340,548)**	$	**(584,150)**
Other cash flow information:				
Interest received	$	57,510	$	10,958
Income taxes paid	$	30,330	$	-

Notes to Financial Statements
For the years ended December 31, 2006 and 2005
(expressed in Canadian dollars)

COMMANDER RESOURCES LTD.

13. Income Taxes

As at December 31, 2006, the Company has non-capital losses of approximately $2,830,450, which may be applied against future income for Canadian income tax purposes. The potential income tax benefits of these losses have not been recorded in these financial statements. The losses expire as follows:

2008	$	376,700
2014		891,400
2015		705,800
2026		856,550
	$	2,830,450

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

		2006		2005
		34.12%		34.12%
Income tax benefit computed at Canadian statutory rates	$	433,114	$	330,773
Permanent differences not recognized in year		(47,523)		(67,750)
Temporary differences not recognized in year		179,441		22,429
Tax losses not recognized		(805,232)		(47,597)
Changes in tax rates		-		27,807
		(240,200)		265,662
Future income tax arising from flow-through share renouncements (Note 8(d))		689,824		593,874
Future income tax benefit (expense)	**$**	**449,624**	**$**	**859,536**

Future income tax assets and liabilities are recognized for temporary differences between the carrying amounts of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized. Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates are as follows:

		2006		2005
Future income tax assets (liabilities)				
Non-capital losses carried forward	$	1,008,206	$	916,485
Capital losses carried forward		23,439		-
Temporary differences on mineral properties		(2,093,431)		(1,575,644)
Temporary differences on other assets		227,671		65,244
Future income tax liabilities, net	**$**	**(834,115)**	**$**	**(593,915)**

- 49 -

54

Notes to Financial Statements
For the years ended December 31, 2006 and 2005
(expressed in Canadian dollars)

COMMANDER
RESOURCES LTD.

13. Income Taxes (continued)

The Company's future income tax liability arises primarily from the renunciation of mineral exploration costs on flow-through shares issued to investors. Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares. A future income tax liability arises from the renunciation of mineral exploration costs to investors of flow-through shares.

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation. The flow-through gross proceeds less the qualified expenditures made to date, represent the funds received from flow-through share issuances which have not been spent as at December 31, 2006 and which are segregated for such expenditures. As at December 31, 2006, the amount of flow-through proceeds remaining to be expended is $ 2,120,725 (2005 - $565,645).

14. Subsequent Events

(a) On January 2, 2007, the Company granted officers, employees and consultants incentive stock options under the Company's stock option plan to purchase an aggregate of 415,000 treasury shares. The options are exercisable for a period of five years at a price of $0.87 per share and are subject to the policies of the TSX Venture Exchange.

(b) On February 7, 2007, the Company reported that it had entered into an agreement with Geoinformatics Exploration Canada Limited ("GXL") whereby GXL may earn an initial 60% interest and an ultimate 80% interest in the Company's five properties in the Omineca Mining District, British Columbia, located about 100 kilometers south of the Kemess Copper-Gold mine. The properties include ABE, PAL, MATE, ATEN and TUT. GXL may earn an initial 60% interest by completing $4.5 million in exploration expenditures over 4 years and paying to the Company $300,000 in cash of which $50,000 in cash and $750,000 in work expenditures is the commitment for 2007 and a second cash payment of $250,000 made to the Company once GXL vests at 60%.

Upon earning 60%, GXL will continue to sole-fund work on the property until GXL completes and delivers a positive pre-feasibility study to the Company and pays the Company $1,500,000, at which time GXL will have earned an 80% working interest in the properties. Once GXL vests at 80%, a joint venture will be formed (CMD 20% / GXL 80%). Funding on the properties will continue pro-rata. If GXL vests at 60% and fails to propose work programs for three years, the Company will be entitled to propose a budget and program on the Properties, which will be funded pro-rata or GXL's interest will dilute. A 2% NSR is provided to a diluted party whose interest drops below 10%. The NSR varies between 1.75% and 2% depending on the mineral claim. There is a buy-down provision to 1% NSR for $3 million. An underlying agreement between the Company and John Robins, summarized in Note 6(k), applies to the ABE and PAL claims only. Under this underlying agreement, fifty-percent of the cash considerations attributable to ABE and PAL less 10% management fees and a royalty consideration will be transferred to John Robins.

Notes to Financial Statements
For the years ended December 31, 2006 and 2005
(expressed in Canadian dollars)

**COMMANDER
RESOURCES LTD.**

14. Subsequent Events (continued)

(c) On March 1, 2007, the Company reported that it had entered into an agreement with Vulcan Minerals Inc. ("Vulcan") whereby the Company may earn an 80% interest in designated metals, including base and precious metals and uranium, on Vulcan's large, 38,350 hectare Bay St. George Property in southwestern Newfoundland. The Company may earn an 80% interest in all base metals, precious metals and uranium on the Property over a five-year period by issuing to Vulcan 500,000 common shares and completing $3.5 million in exploration work, including 150,000 shares of the Company on regulatory approval and $100,000 of exploration expenditures in the first year. An initial cash payment of $50,700 will be paid to Vulcan to cover refundable staking deposits with the provincial Department of Natural Resources. Any future refunds will be the property of the Company. Once the Company has earned its 80% interest, a joint venture will be formed and the parties will jointly fund continuing work on the designated metals. Once a party's interest falls to 10% or lower, its interest will convert to a 2% royalty, which will be an NSR in the case of base and precious metals and a gross sales royalty in the case of uranium production. As at the date of this report, regulatory approval for the agreement had been attained and the cash payment and share issuances were made.

(d) Subsequent to December 31, 2006, the Company issued 382,000 common shares for proceeds of $148,240 pursuant to the exercise of stock options and 271,750 common shares for proceeds of $135,875 pursuant to the exercise of warrants.



COMMANDER RESOURCES LTD.

HEAD OFFICE

Commander Resources Ltd.
Suite 510 – 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3A8

TEL: (604) 685-5254
TOLL FREE: 1-800-667-7866
Email: info@commanderresources.com

OFFICERS & DIRECTORS

Kenneth E. Leigh, M.Sc.
*President, Chief Executive Officer
and Director*

William J. Coulter, B.A.Sc.
Chairman and Director

Bernard H. Kahlert, P.Eng.
Vice President, Exploration and Director

Albert F. Reeve, P.Eng.
Director

Victor A. Tanaka, P.Geo.
Director

Brian Abraham, LLB , P.Geo.
Director

Michael Chen, CPA, MBA
Chief Financial Officer

Janice Davies
Corporate Secretary

LISTINGS

TSX Venture Exchange: CMD
U.S. 12g Exemption: #82-2996

CAPITALIZATION
(as at December 31, 2006)

Shares Authorized : Unlimited
Shares Issued: 61,287,575

REGISTRAR & TRUST AGENT

CIBC Mellon Trust Company
Suite 1600, The Oceanic Plaza
1066 West Hastings Street
Vancouver, British Columbia
V6C 3X1

AUDITOR

Smythe Ratcliffe, LLP
7th Floor, Marine Building
355 Burrard Street
Vancouver, British Columbia
V6C 2G8

LEGAL COUNSEL

Tupper Johnson & Yeadon
Suite 1710 – 1177 West Hastings Street
Vancouver, British Columbia

-- *Printed in Canada* --

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Commander Resources Ltd.</u>
(Registrant)

Date: October 1, 2007

/s/ Kenneth E. Leigh
By:_____
        Kenneth E. Leigh, President